UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

HP INC.
(Name of Subject Company)

HP INC.
(Name of Persons Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

40434L105
(CUSIP Number of Class of Securities)

Kim Rivera, Esq. President, Strategy and Business Management, Chief Legal Officer and Secretary HP Inc.	Ruairidh Ross, Esq. Global Head of Strategic Legal Matters and Assistant Corporate Secretary HP Inc.

1501 Page Mill Road
Palo Alto, California 94304
Telephone: (650) 857-1501
(Name, address, and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:
Steven A. Cohen, Esq.
Jenna E. Levine, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this “Statement”) relates is HP Inc., a Delaware corporation (“HP” or the “Company”). HP’s principal executive offices are located at 1501 Page Mill Road, Palo Alto, California 94304. HP’s telephone number at this address is (650) 857-1501.

Securities

The title of the class of equity securities to which this Statement relates is HP’s Common Stock, par value $0.01 per share (“HP Common Stock”), and the associated preferred stock purchase rights (the “Rights”) issued pursuant to the Rights Agreement, dated as of February 20, 2020, between HP and Equiniti Trust Company, as rights agent (the “Rights Agreement”). Unless the context requires otherwise, all references to shares of HP Common Stock include the Rights and all references to the Rights include the benefits that may inure to the holders of the Rights pursuant to the terms of the Rights Agreement, as it may be amended from time to time. As of March 3, 2020, there were 1,429,830,919 shares of HP Common Stock outstanding.

Item 2.	Identity and Background of Filing Person

Name and Address

The name, business address, and business telephone number of HP, which is the subject company and the person filing this Statement, are set forth in Item 1 above. HP’s website address is www.hp.com. The information on HP’s website should not be considered a part of this Statement.

Exchange Offer

This Statement relates to the unsolicited offer by XHC Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Xerox Holdings Corporation (“Xerox”), a New York corporation, to exchange any and all of the issued and outstanding shares of HP Common Stock for, at the election of the holder, $18.40 in cash and 0.149 shares of Xerox Common Stock, par value $1.00 per share (“Xerox Common Stock”) (together with the $18.40 in cash, the “Standard Offer Consideration”), an amount in cash (the “Cash Offer Consideration”) equal to the equivalent market value of the Standard Offer Consideration (based on the average of the closing prices of Xerox Common Stock as quoted on the New York Stock Exchange (the “NYSE”) on each of the five NYSE trading days ending on the 10th business day preceding the Expiration Date (as defined below)), or a number of shares of Xerox Common Stock (the “Stock Offer Consideration”) having a value equal to the equivalent market value of the Standard Offer Consideration (based on the average of the closing prices of Xerox Common Stock as quoted on the NYSE on each of the five NYSE trading days ending on the 10th business day preceding the Expiration Date), subject to proration, as disclosed in the Prospectus/Offer to Exchange dated March 2, 2020 (the “Offer to Exchange”) and the related Letter of Transmittal. In addition, on March 2, 2020, Xerox filed a Tender Offer Statement on Schedule TO and a Registration Statement on Form S-4 (the “Form S-4”) with the Securities and Exchange Commission (the “SEC”) in connection with the Offer. Holders of shares of HP Common Stock whose shares are exchanged in the Offer will receive cash in lieu of any fractional shares of Xerox Common Stock to which they would otherwise be entitled. The exchange offer is being made on the terms and subject to the conditions set forth in the Offer to Exchange and such related documents. The exchange offer and the value of the consideration offered thereby, together with all of the terms and conditions applicable to the exchange offer, is referred to in this Statement as the “Offer.” According to the Offer to Exchange, the Offer will expire at 5:00 p.m., New York City time, on April 21, 2020 (such time, as it may be extended, the “Expiration Date”), unless Xerox extends or earlier terminates the Offer.

According to the Offer to Exchange, the purpose of the Offer is to acquire all of the outstanding shares of HP Common Stock in order to combine the businesses of Xerox and HP, and Xerox intends, promptly after consummation of the Offer, to cause HP to merge with Purchaser (the “Second-Step Merger”). According to the Offer to Exchange, the purpose of the Second-Step Merger is to acquire all issued and outstanding shares of HP Common Stock that are not acquired in the Offer. In the Second-Step Merger, each remaining share of HP Common Stock (other than shares of HP Common Stock held by Xerox and its subsidiaries and shares of HP Common Stock held in treasury by HP and other than shares of HP Common Stock held by HP stockholders who properly exercise applicable dissenters’ rights under Delaware law) will be cancelled and converted into the right to receive, at the election of the holder, the Standard Offer Consideration, the Cash Offer Consideration or the Stock Offer Consideration, subject to proration.

Xerox has also nominated, and has stated that it will solicit proxies for the election of, a slate of nominees for election to the Board of Directors of HP (the “HP Board”) at HP’s 2020 annual meeting of stockholders (the “HP 2020 Annual Meeting”).

The Offer is subject to numerous conditions, which include the following, among others:

•	The “Minimum Tender Condition” – there being validly tendered and not properly withdrawn, prior to the expiration of the Offer, a number of shares of HP Common Stock which, together with any other shares of HP Common Stock that Purchaser then owns or has a right to acquire, is a majority of the total number of outstanding shares of HP Common Stock on a fully diluted basis as of the date that Xerox accepts shares of HP Common Stock for exchange pursuant to the Offer;
•	The “Anti-Takeover Devices Condition” – the impediments to the consummation of the Offer and the Second-Step Merger imposed by the HP Board, or which the HP Board can remove, having been rendered inapplicable to the Offer and the Second-Step Merger, including the occurrence of following (in the reasonable judgment of Xerox):
○	the HP Board shall have redeemed the Rights issued pursuant to the Rights Agreement or similar instrument, or those Rights shall have been otherwise rendered inapplicable to the Offer and the Second-Step Merger;
○	the HP Board shall have approved the Offer and the Second-Step Merger under Section 203 of the Delaware General Corporation Law (the “DGCL”), or Section 203 of the DGCL shall otherwise be inapplicable to the Offer and the Second-Step Merger;
○	the HP Board shall have taken steps to ensure that the Second-Step Merger can be completed in the short-form manner permitted by Section 251(h) of the DGCL;
○	any other impediments to the consummation of the Offer and Second-Step Merger of which Xerox is (on the date of the Offer to Exchange) unaware and which the HP Board can remove shall have been removed or otherwise rendered inapplicable to the Offer and the Second-Step Merger;
•	The “Xerox Shareholder Approval Condition” – the shareholders of Xerox having approved (i) the issuance of Xerox Common Stock contemplated in connection with the Offer and the Second-Step Merger, in accordance with the rules of the NYSE, on which the Xerox Common Stock is listed and (ii) other matters ancillary to the Offer and the Second-Step Merger. According to the Offer to Exchange, Xerox expects to file a preliminary proxy statement with respect to a special meeting of Xerox shareholders to obtain this approval promptly after the date of the Offer to Exchange, and it is Xerox’s intention to obtain this approval prior to the HP 2020 Annual Meeting;
•	The “Competition Laws and Governmental Approval Condition” – the waiting period applicable to the Offer and the Second-Step Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), having expired or been terminated (the “HSR Condition”) and the waiting period (or extension thereof) applicable to the Offer and the Second-Step Merger under any other applicable antitrust laws and regulations (other than the HSR Act) having expired or been terminated, any approvals or clearances determined by Xerox to be required or advisable thereunder shall have been obtained on terms satisfactory to Xerox, and any other approval, permit, authorization, extension, action or non-action, waiver or consent of any governmental authority as determined by Xerox to be required or advisable shall have been obtained on terms satisfactory to Xerox;
•	The “Stock Exchange Listing Condition” – the shares of Xerox Common Stock issuable to HP stockholders in connection with the Offer and the Second-Step Merger having been approved for listing on the NYSE, subject to official notice of issuance; and
•	The “Registration Statement Condition” – the Form S-4 having become effective under the Securities Act of 1933, as amended (the “Securities Act”), with no stop order suspending the effectiveness of the Form S-4 having been issued and no proceeding for that purpose having been initiated or threatened by the SEC;
•	The “No Injunction Condition” – no court or other governmental entity of competent jurisdiction having enacted, issued, promulgated, enforced or entered any law, statute or ordinance, common law,

rule, regulation, standard, judgment, order, writ, injunction, decree, arbitration award or agency requirement (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Offer and the Second-Step Merger; and

•	The “No HP Material Adverse Effect Condition” – no change, event, circumstance or development having occurred that has had, or would reasonably be likely to have, an HP Material Adverse Effect (as described in Annex A).

In addition to the foregoing conditions, the Offer is subject to the condition that none of the following events shall have occurred and be continuing and be of a nature that could reasonably be expected to make it inadvisable for Xerox to complete the Offer or the Second-Step Merger:

•	the “No Pending Litigation Condition” – there shall be threatened, instituted or pending any action, proceeding or application before any court, government or governmental authority or other regulatory or administrative agency or commission, domestic or foreign, (i) which challenges the acquisition by Xerox of HP Common Stock, seeks to restrain, delay or prohibit the consummation of the Offer or the Second-Step Merger or seeks to obtain any material damages or otherwise directly or indirectly relates to the Offer or the Second-Step Merger, (ii) which seeks to prohibit or impose material limitations on Xerox’s acquisition, ownership or operation of all or any portion of Xerox’s or HP’s businesses or assets (including the businesses or assets of their respective affiliates and subsidiaries) or of HP Common Stock (including, without limitation, the right to vote the shares purchased by Xerox or an affiliate thereof, on an equal basis with all other shares of HP Common Stock on all matters presented to the stockholders of HP), or seeks to compel Xerox to dispose of or hold separate all or any portion of its own or HP’s businesses or assets (including the businesses or assets of their respective affiliates and subsidiaries) as a result of the transactions contemplated by the Offer or the Second-Step Merger, (iii) which might adversely affect HP, Xerox, or any of their respective affiliates or subsidiaries or result in a diminution in the value of shares of HP Common Stock or the benefits expected to be derived by Xerox as a result of the transactions contemplated by the Offer and the Second-Step Merger, (iv) which seeks to impose any condition to the Offer or the Second-Step Merger unacceptable to Xerox, except that this condition will not fail to be satisfied as a result of a governmental entity requiring that Xerox (A) divest, license, or hold separate (including by trust or otherwise) any businesses or assets of Xerox, HP or their respective affiliates, or (B) agree to or effect any action that limits any freedom of action with respect to Xerox’s, HP’s or their respective affiliates’ ability to retain, operate, manage, govern or influence any of their respective businesses or assets, as long as such regulatory requirement would not have a material adverse effect on the financial condition, business, operations, assets, liabilities or results of operations of Xerox, HP and their respective subsidiaries, taken as a whole, or (v) adversely affecting the financing of the Offer;
•	other than the waiting periods under the HSR Act and any other applicable antitrust laws and regulations, any statute, rule, regulation or order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed or become applicable to the Offer, the Second-Step Merger or the transactions contemplated by the Offer or the Second-Step Merger that might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (iv) of the immediately preceding paragraph, except that this condition will not fail to be satisfied as a result of a governmental entity requiring that Xerox agree to or effect any regulatory requirement as long as such requirement would not have a material adverse effect on the financial condition, business, operations, assets, liabilities or results of operations of Xerox, HP and their respective subsidiaries, taken as a whole;
•	there shall have occurred (i) any general suspension of, or limitation on times or prices for, trading in securities on any national securities exchange or in the over-the-counter market, (ii) any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the Nasdaq 100 Index by any amount in excess of 15% measured from the close of business on March 2, 2020, (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iv) the outbreak or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (v) any limitation (whether or not mandatory) by any governmental authority or other regulatory agency on, or any other event which might affect the extension of credit by, banks or other lending institutions or the availability of the financing of the Offer, (vi) a suspension of or limitation (whether or not mandatory)

on the currency exchange markets or the imposition of, or material changes in, any currency or exchange control laws in the United States or (vii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

•	other than the Rights issued pursuant to the Rights Agreement or other similar instrument issued since October 31, 2019, HP or any subsidiary of HP shall have (i) issued, distributed, pledged or sold, or authorized, or proposed the issuance, distribution, pledge or sale of (A) any shares of its capital stock (other than sales or issuances pursuant to the present terms of employee stock awards outstanding on the date of the Offer to Exchange) of any class (including, without limitation, HP Common Stock) or securities convertible into or exchangeable for any such shares of capital stock, or any rights, warrants or options to acquire any such shares or convertible securities or any other securities of HP (other than any employee awards referred to in the financial statements in HP’s Form 10-K for the fiscal year ended October 31, 2019), (B) any other securities in respect of, in lieu of or in substitution for HP Common Stock or (C) any debt securities or any securities convertible into or exchangeable for debt securities or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities, (ii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding shares of HP Common Stock or other securities, (iii) proposed, recommended, authorized, declared, issued or paid any dividend or distribution on any shares of HP Common Stock or any other security, whether payable in cash, securities or other property, other than HP’s regular quarterly dividend of $0.176 per share of HP Common Stock, (iv) altered or proposed to alter any material term of any outstanding security, (v) incurred, agreed to incur or announced its intention to incur any debt other than in the ordinary course of business and consistent with past practice, (vi) authorized, recommended, proposed or publicly announced its intent to enter into any merger, consolidation, liquidation, dissolution, business combination, acquisition or disposition of assets or securities other than in the ordinary course of business, any material change in its capitalization, any release or relinquishment of any material contractual or other rights or any comparable event, or taken any action to implement any such transaction previously authorized, recommended, proposed or publicly announced or (vii) entered into any other agreement or otherwise effected any other arrangement with any other party or with its officers or other employees of HP, which in any of the cases described in (i) through (vi) above might, individually or in the aggregate, adversely affect HP, Xerox or any of the transactions contemplated by the Offer or the Second-Step Merger, or result in a diminution in the value of shares of HP Common Stock or the benefits expected to be derived by Xerox as a result of the transactions contemplated by the Offer and the Second-Step Merger;
•	HP or any of its subsidiaries shall have amended or proposed or authorized any amendment to HP’s Amended and Restated Certificate of Incorporation, the HP Bylaws or similar organizational documents, or Xerox shall have learned that HP or any of its subsidiaries shall have proposed, adopted or recommended any such amendment, which has not previously been publicly disclosed by HP and also set forth in filings with the SEC prior to commencement of the Offer, in a manner that, in the reasonable judgment of Xerox, might, directly or indirectly, (i) delay or otherwise restrain, impede or prohibit the Offer or the Second-Step Merger or (ii) prohibit or limit the full rights of ownership of shares of HP Common Stock by Xerox or any of its affiliates, including, without limitation, the right to vote any shares of HP Common Stock acquired by Xerox pursuant to the Offer or otherwise on all matters properly presented to HP stockholders;
•	HP or any of its subsidiaries shall have transferred into trust, escrow or similar arrangement any amounts required to fund any existing benefit, employment or severance agreements with any of its employees or shall have entered into or otherwise effected with its officers or any other employees any additional benefit, employment, severance or similar agreements, arrangements or plans other than in the ordinary course of business or entered into or amended any agreements, arrangements or plans so as to provide for increased benefits to such employee or employees as a result of or in connection with the transactions contemplated by the Offer or the Second-Step Merger;

•	(i) a tender or exchange offer for some or all of the shares of HP Common Stock has been publicly proposed to be made or has been made by another person (including HP or any of its subsidiaries or affiliates, but excluding Xerox or any of its affiliates), or has been publicly disclosed, or Xerox otherwise learns that any person or “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”)) has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of HP (including HP Common Stock), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of HP (including HP Common Stock) other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the SEC on the date of the Offer to Exchange, (ii) any such person or group which, prior to the date of the Offer to Exchange, had filed such a Schedule 13D or 13G with the SEC has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of HP, through the acquisition of stock, the formation of a group or otherwise, constituting 1% or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of HP constituting 1% or more of any such class or series, (iii) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving HP or (iv) any person has filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire HP or any assets or securities of HP;
•	the “No Contractual Impairment Condition” – Xerox becomes aware (i) that any material contractual right of HP or any of its subsidiaries has been or will be impaired or otherwise adversely affected or that any material amount of indebtedness of HP or any of its subsidiaries has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the completion by Xerox or any of its affiliates of the Second-Step Merger or any other business combination involving HP or (ii) of any covenant, term or condition in any instrument or agreement of HP or any of its subsidiaries that, in Xerox’s reasonable judgment, has or may have material adverse significance with respect to either the value of HP or any of its subsidiaries or affiliates or the value of the HP Common Stock to Xerox or any of its affiliates (including, without limitation, any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the shares of HP Common Stock by Xerox or its completion of the Second-Step Merger or any other similar business combination involving HP); or
•	HP or any of its subsidiaries shall have (i) granted to any person proposing a merger or other business combination with or involving HP or any of its subsidiaries or the purchase or exchange of securities or assets of HP or any of its subsidiaries any type of option, warrant or right which, in Xerox’s reasonable judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any shares of HP Common Stock or other securities, assets or business of HP or any of its subsidiaries) or (ii) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination, purchase or exchange.

According to the Offer to Exchange, each of the foregoing conditions is for the sole benefit of Xerox and may be asserted by Xerox regardless of the circumstances (including any action or inaction by Xerox) giving rise to any such conditions or, except as otherwise expressly set forth in the Offer to Exchange to the contrary, may be waived by Xerox in whole or in part at any time and from time to time in Xerox’s sole discretion. The Offer to Exchange further provides that the determination as to whether any condition has occurred shall be in Xerox’s reasonable judgment and that judgment shall be final and binding on all parties, and that the failure by Xerox at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. According to the Offer to Exchange, notwithstanding the fact that Xerox reserves the right to assert the occurrence of a condition following acceptance for exchange but prior to exchange in order to delay issuance of Xerox Common Stock or cancel Xerox’s obligation to pay the consideration payable for properly tendered shares of HP Common Stock, Xerox will either promptly pay that consideration for properly tendered shares of HP Common Stock or promptly return such shares of HP Common Stock.

According to the Offer to Exchange, a public announcement shall be made of a material change in, or waiver of, such conditions, and the Offer may, in certain circumstances, be extended in connection with any such change or waiver. According to the Offer to Exchange, consummation of the Offer is not subject to any financing conditions.

For a full description of the conditions to the Offer, please see Annex A attached hereto. The foregoing summary of the conditions to the Offer does not purport to be complete and is qualified in its entirety by reference to the contents of Annex A attached hereto.

The Offer to Exchange states that the principal executive offices of Xerox are located at P.O. Box 4505, 201 Merritt 7, Norwalk, Connecticut 06581-1056 and that the telephone number of its principal executive offices is (203) 968-3000.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as described in this Statement or in the excerpts from the HP Preliminary Proxy Statement on Schedule 14A, dated and filed with the SEC on February 27, 2020 (the “2020 Proxy Statement”), relating to the HP 2020 Annual Meeting, which excerpts are filed as Exhibit (e)(1) to this Statement and incorporated herein by reference, as of the date of this Statement there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between HP or any of its affiliates, on the one hand, and (i) HP or any of its executive officers, directors, or affiliates, or (ii) Xerox or any of its executive officers, directors, or affiliates, on the other hand. Exhibit (e)(1) is incorporated herein by reference and includes the following sections from the 2020 Proxy Statement: “Common Stock Ownership of Certain Beneficial Owners and Management,” “Compensation Discussion and Analysis,” “Director Independence,” “Related Person Transactions Policy,” “Fiscal 2019 Related-Person Transactions,” “Director Compensation and Stock Ownership Guidelines,” “Fiscal 2019 Director Compensation,” “Additional Information about Fees Earned or Paid in Cash in Fiscal 2019,” “Additional Information about Non-Employee Director Equity Awards,” “Non-Employee Director Stock Ownership Guidelines,” and “Termination and Change in Control Protections.”

Any information contained in the pages from the 2020 Proxy Statement incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Relationship with Xerox

According to the Offer to Exchange, as of March 2, 2020, Xerox was the beneficial owner of 10 shares of HP Common Stock, representing less than 1 percent of the outstanding HP Common Stock. As of March 2, 2020, HP was the beneficial owner of 100 shares of Xerox Common Stock, representing less than 1 percent of the outstanding Xerox Common Stock.

HP has entered into commercial arrangements with Xerox from time to time. In particular, in June 2019, HP and Xerox announced a business relationship pursuant to which, among other things, Xerox sources from HP certain A4 and entry-level A3 products and Xerox supplies toner to HP for certain products.

The information contained in “Item 4. The Solicitation or Recommendation” below is incorporated herein by reference.

Consideration Payable Pursuant to the Offer

Shares of HP Common Stock Held by the Directors and Executive Officers of HP

If the directors and executive officers of HP were to tender any shares of HP Common Stock they own pursuant to the Offer and such shares were accepted for exchange by Xerox, they would receive shares of Xerox Common Stock and cash on the same terms and conditions as the other HP stockholders. As of March 2, 2020, the directors and executive officers of HP held an aggregate of 4,158,762 shares of HP Common Stock. If the directors and executive officers of HP were to tender all such shares of HP Common Stock for exchange pursuant to the Offer and those shares of HP Common Stock were accepted in exchange for the Standard Offer Consideration by Xerox, the directors and executive officers of HP would receive an aggregate of 619,656 shares of Xerox Common Stock and $76,521,220.80 of cash. To the knowledge of HP, none of the directors or executive officers of HP currently intend to tender any shares of HP Common Stock held of record or beneficially owned by such person for exchange pursuant to the Offer.

Equity-Based Awards Held by the Directors and Executive Officers of HP

As of March 2, 2020, certain of the directors and each of the executive officers of HP held equity awards issued pursuant to the Second Amended and Restated HP Inc. 2004 Stock Incentive Plan (the “2004 Plan”), which is filed (including any amendments and award agreements thereunder) as Exhibits (e)(3), (e)(12), (e)(39) and (e)(42) to this Statement and incorporated herein by reference. As of the date of this Statement, all awards held by the non-employee directors of HP are fully vested, as described further below under the section of this Statement titled “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Consideration Payable Pursuant to the Offer—Compensation of Non-Employee Directors.”

Under the 2004 Plan, consummation of the Offer would constitute a change in control of HP. Upon a change in control, the HP Board or the HR and Compensation Committee of the HP Board may, in its discretion, provide for the assumption or substitution of, or adjustment to, outstanding awards, accelerate the vesting of outstanding awards, or provide for the cancellation of awards in exchange for a cash payment.

As described further below under the section of this Statement titled “Item 8. Additional Information—Information Regarding the Compensation of HP’s Executive Officers—Severance and Long-Term Incentive Change in Control Plan for Executive Officers,” the HP Severance and Long-Term Incentive Change in Control Plan for Executive Officers (the “SPEO”), which is filed as Exhibit (e)(2) to this Statement and incorporated herein by reference, provides participants (including all executive officers of HP) with, among other things, different vesting treatment in respect of outstanding awards than would otherwise be provided under the 2004 Plan upon a qualifying termination of employment. Specifically, the SPEO provides, upon a termination without cause or for good reason within 24 months following a change in control (which would include consummation of the Offer), that outstanding stock options, restricted stock units (“RSUs”) and performance-adjusted RSUs (“PARSUs”) would vest in full, with stock options remaining exercisable until the first to occur of the first anniversary of the date of termination and the scheduled expiration date. With respect to PARSUs, any portion of such awards that is no longer subject to performance criteria as of the date of termination would be earned based on actual levels of performance, and any portion of such awards that remains subject to performance criteria as of the date of termination would be deemed earned based on target levels of performance. If outstanding equity awards are not assumed or replaced by the surviving company in connection with a change in control, the SPEO provides for full vesting of unvested time-based awards and PARSUs (with any portion of such awards that is no longer subject to performance criteria as of the date of the change in control earned based on actual levels of performance, and any portion of such awards that remains subject to performance criteria as of the date of the change in control deemed earned based on target levels of performance).

Stock Options

As of March 2, 2020, the directors and executive officers of HP held options to purchase 1,731,494 shares of HP Common Stock in the aggregate, with exercise prices ranging from $11.45 to $21.20 and an aggregate weighted exercise price of $15.37 per share, all of which were vested and exercisable. If the Offer were completed on March 2, 2020 at a price per share of $22.24 (the average closing price of shares of HP Common Stock on the five business days following February 10, 2020, the date Xerox announced the Revised Proposal (as defined below)), the aggregate value of the shares subject to all outstanding stock options held by HP’s directors and executive officers (less the aggregate weighted average exercise price) would be $11,904,055.

RSUs

As of March 2, 2020, the executive officers of HP and Dion J. Weisler (former President and Chief Executive Officer) held RSUs in respect of 2,361,190 shares of HP Common Stock in the aggregate, all of which were unvested. As of March 2, 2020, the non-employee directors of HP held RSUs in respect of 232,281 shares of Common Stock in the aggregate, all of which were vested and held as deferred compensation. If the Offer were completed on March 2, 2020 at a price per share of $22.24 (the average closing price of shares of HP Common Stock on the five business days following February 10, 2020, the date Xerox announced the Revised Proposal), the aggregate value of the shares subject to all outstanding RSUs held by (a) the executive officers and Mr. Weisler would be $52,512,862 and (b) the non-employee directors would be $5,165,934.

PARSUs

As of March 2, 2020, the executive officers of HP and Mr. Weisler held PARSUs in respect of 2,787,656 shares of HP Common Stock in the aggregate (assuming satisfaction of performance goals based on (a) actual performance for the portion of such awards that is no longer subject to performance criteria and (b) target performance for the portion of such awards that remains subject to performance criteria), all of which were unvested. The non-employee directors of HP do not hold PARSUs. If the Offer were completed on March 2, 2020 at a price per share of $22.24 (the average closing price of shares of HP Common Stock on the five business days following February 10, 2020, the date Xerox announced the Revised Proposal), the aggregate value of the shares subject to all outstanding PARSUs held by the executive officers and Mr. Weisler (assuming satisfaction of performance goals as described above) would be $61,997,468.

Other Potential Payments Upon Change in Control

See “Item 8. Additional Information—Information Regarding the Compensation of HP’s Executive Officers” below for information regarding the potential payments upon a change in control of HP to its executive officers.

Compensation of Non-Employee Directors

Under the HP director compensation program, HP non-employee directors receive compensation for their services as directors, as described below in respect of fiscal 2019. For purposes of determining the compensation of HP’s non-employee directors, the HP Board year begins in March and ends the following February, which does not coincide with HP’s November through October fiscal year.

Annual Cash Retainer	$105,000
Annual Equity Retainer	$215,000
Committee Chair Retainer
• Audit Committee	• $35,000
• HR and Compensation Committee	• $25,000
• Other Committees	• $20,000
Board Meeting Fees (in excess of ten meetings per Board year)	$2,000
Committee Meeting Fees (in excess of ten meetings of each committee per Board year)	$2,000
Chairman Retainer	$200,000

Historically, HP’s non-employee directors have typically received their annual equity retainers either entirely in fully vested shares of HP Common Stock or in equal values of shares of fully vested HP Common Stock and fully vested stock options. In special circumstances the annual equity retainer may be paid in cash, although no annual equity retainers were paid in cash during fiscal 2019. Additionally, in lieu of the annual cash retainer, non-employee directors may elect to receive an equivalent value of equity either entirely in fully vested shares of HP Common Stock or in equal values of shares of fully vested HP Common Stock and fully vested stock options. Non-employee directors may elect to defer up to 100% of their annual cash retainer.

Non-employee directors are also reimbursed for expenses in connection with attending HP Board meetings (including expenses relating to spouses when spouses are invited to attend Board events). Non-employee directors may use HP aircraft for travel to and from HP Board meetings and other Company events.

Indemnification of Directors and Officers

HP is organized under the laws of the State of Delaware. Section 145 of the DGCL provides that a corporation may indemnify directors, officers, employees and agents of the corporation, as well as other individuals who are or were serving at the request of the corporation as directors, officers, employees and agents of other entities, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by them in connection with specified actions, suits, or proceedings, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation—a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceedings, had no reasonable cause to believe their conduct was unlawful.

A similar standard is applicable in the case of derivative actions, except where the person seeking indemnification has been adjudged liable to the corporation, the statute requires a court determination that such person is fairly and reasonably entitled to indemnity before there can be any indemnification.

HP’s Certificate of Incorporation, as amended, eliminates director liability to HP or its stockholders for a breach of fiduciary duty to the fullest extent permitted by Delaware law.

HP’s Amended and Restated Bylaws (the “HP Bylaws”) provide for the indemnification of HP directors and officers to the maximum extent permitted by Delaware law. Article VI of the HP Bylaws provides that HP is authorized to enter into individual indemnification contracts with directors and officers to the full extent not prohibited by Delaware law and that HP shall not be required to indemnify any director or officer if (i) the director or officer has not met the standard of conduct that makes indemnification permissible under Delaware law or (ii) the proceeding for which indemnification is sought was initiated by such director or officer and such proceeding was not authorized by the HP Board. In addition, Article VI gives HP the power to indemnify employees and agents to the maximum extent permitted by Delaware law.

Section 145 of the DGCL permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity, against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such. HP maintains liability insurance for its directors and officers.

HP may also enter into underwriting agreements that contain certain provisions regarding indemnification of HP’s officers and directors by the underwriters.

Item 4.	The Solicitation or Recommendation

Solicitation/Recommendation

After careful consideration, including review of the terms and conditions of the Offer in consultation with HP’s independent outside financial and legal advisors, the HP Board determined that the Offer is not in the best interests of HP’s stockholders. Accordingly, for the reasons described in more detail below, the HP Board unanimously recommends that HP stockholders reject the Offer and NOT tender any of their shares of HP Common Stock to Xerox pursuant to the Offer. Please see “— Reasons for Recommendation” below for further detail.

If you have tendered any of your shares of HP Common Stock, you can withdraw them. For assistance in withdrawing your shares of HP Common Stock, you can contact your broker or HP’s information agent, Innisfree M&A Incorporated (“Innisfree”), at the address and phone number below:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Stockholders: (877) 750-5838 (Toll-free from the U.S. and Canada)
or +1 (412) 232-3651 (from other countries)
Banks and brokers (call collect): (212) 750-5833

A copy of the press release relating to the recommendation of the HP Board that HP’s stockholders reject the Offer and not tender any of their shares of HP Common Stock to Xerox pursuant to the Offer is filed as Exhibit (a)(1) hereto and is incorporated herein by reference.

Background of the Offer and Reasons for Recommendation

Background of the Offer

HP evaluates on an ongoing basis its business strategy, capital allocation, and potential strategic alternatives in an effort to drive shareholder value. This evaluation is iterative, and takes into account the perspectives of the Company’s shareholders, whose views are actively sought through the Company’s robust shareholder engagement program.

In the summer of 2018 following Xerox’s termination of the Fuji-Xerox merger agreement and the appointment of John Visentin as the chief executive office of Xerox, HP and Xerox held intermittent discussions concerning the possibility of potential joint business initiatives including, in particular, the possibility that HP would serve as a manufacturer of equipment to be sold by Xerox (the “OEM Arrangement”). These discussions were led by Steve Bandrowczak, Xerox’s president and chief operations officer, and Enrique Lores, then head of HP’s printing division. Discussions concerning the OEM Arrangement were commercial and friendly, and did result in commercial arrangements. These discussions continued throughout 2019. In the course of these discussions, Mr. Bandrowczak said on a number of occasions that Xerox wanted to be acquired by HP and sought Mr. Lores’ thoughts on that issue, and Mr. Lores replied that it was premature to contemplate that, and first the companies should get to know one another better through the OEM Arrangement and other possible joint business initiatives that could make sense.

On June 25, 2019, following an extensive corporate strategy process led by Enrique Lores, the HP Board reviewed and approved an updated corporate strategy proposal that included, among other things, the pursuit of potential acquisition targets in the Print business. The HP Board subsequently reviewed and discussed considerations for a number of potential targets, including Xerox.

On August 12, 2019, Carl Icahn, the largest shareholder of Xerox, phoned Dion Weisler, HP’s then-chief executive officer. Mr. Icahn communicated that he believed HP was a well-run company with a strong management team and stated that he had accumulated approximately 60 million shares of HP Common Stock, constituting 4.125% of HP’s then-outstanding shares of common stock. Mr. Icahn further expressed his belief that there was considerable value in combining Xerox and HP, that HP should consider buying Xerox (or, if not, that Mr. Icahn would consider making an offer to acquire HP) and that he wanted a transaction to occur quickly. Mr. Weisler expressed that HP was always open to hearing from its shareholders and that the HP Board was focused on creating shareholder value. Following the call, on August 13, 2019, Mr. Icahn sent Mr. Weisler an e-mail attaching two Xerox slides showing estimated synergies of $3.5 billion that a combined company could achieve with full impact in 2023.

On August 22, 2019, the Company announced that Mr. Weisler had decided to step down for a family health matter and that the HP Board had unanimously appointed Mr. Lores (then head of HP’s printing division) to succeed Mr. Weisler as the Company’s chief executive officer effective November 1, 2019.

On August 23, 2019, Mr. Bandrowczak called Mr. Lores (then head of HP’s printing division) and advised that Mr. Visentin was planning to tell Mr. Weisler that Xerox was very interested in a combination with HP at an upcoming, previously-scheduled breakfast meeting. On August 26, 2019, Mr. Icahn called Mr. Weisler and expressed that he was focused on quickly pursuing a combination of HP with Xerox and asked Mr. Weisler for his views on HP buying Xerox. Mr. Weisler expressed to Mr. Icahn that HP would require further information from Xerox in order to assess a potential acquisition and that he would follow up directly with Mr. Visentin. Later that day, Mr. Weisler sent Mr. Visentin a list of threshold questions that would need to be addressed by Xerox before HP would engage in full discussions concerning an acquisition of Xerox.

On August 27, 2019, Mr. Visentin phoned Mr. Weisler and stated that Xerox was eager to combine with HP, and that he hoped that HP would include stock consideration in any offer to acquire Xerox. He also stated that he knew that Mr. Icahn had taken an ownership position in HP. Mr. Visentin advised that Xerox would provide HP with the information HP had requested.

On September 4, 2019, Mr. Weisler and Mr. Visentin had their previously-scheduled breakfast meeting. At the meeting, Mr. Visentin stated that, strategically, Xerox’s Board believed that Xerox was out of organic growth opportunities and must either grow through a strategic acquisition or be acquired. He informed Mr. Weisler that Xerox had offered to buy Fujifilm Holdings Corporation’s (“Fuji”) interest in their joint venture, but Fuji had declined to enter into negotiations. Mr. Visentin further stated that Xerox could try to acquire HP, but that the extreme leverage that Xerox would need to take on to make such an acquisition and the resulting potential for a credit downgrade made it preferable for HP to acquire Xerox. Mr. Visentin expressed a preference for HP to use its stock as acquisition currency, but said that cash could also be acceptable. Mr. Weisler expressed that HP was attempting to evaluate a potential transaction, but was still awaiting the requested information from Xerox that was necessary to conduct even a preliminary evaluation of a potential transaction, and without that information, HP could not determine next steps. Mr. Weisler reiterated that HP remained open to all value-creating options.

During late August/early September 2019, Kim Rivera, HP’s president of strategy and business management and chief legal officer, worked with Louie Pastor, Xerox’s executive vice president and general counsel, to coordinate a follow-up meeting between a few high level executives from their respective companies, which ultimately resulted in a meeting on September 12, 2019.

On September 12, 2019, there was an in-person meeting between selected senior management of HP and selected senior management of Xerox. Neither company’s chief executive officer was present. At the meeting, Xerox shared a slide presentation regarding, among other things, selected contractual provisions to which it was subject; the progress of Xerox’s cost cutting program, which it referred to as Project Own-It; and potential synergies of a combined HP-Xerox. Two of the slides discussing potential synergies were substantially identical to those provided to Mr. Weisler by Mr. Icahn on August 13, 2019. The slides included an illustrative valuation analysis of an acquisition of Xerox for $40-46 per share in cash and showing $3.5 billion of cost synergies achieved by 2022.

Overall, the level of information provided by Xerox was largely equivalent to Xerox’s December 9, 2019 investor presentation. “Synergy” estimates were large, round numbers without the detail required to validate that they had a sound basis. Notably, questions raised by HP about the current trajectory of the Xerox business were deferred and not addressed.

On September 27, 2019, Mr. Visentin had a telephone conversation with Mr. Weisler. Mr. Visentin pressed Mr. Weisler regarding next steps. Mr. Weisler emphasized that HP required the threshold information that it had requested in order to make any determinations. Mr. Visentin said that he would attempt to facilitate the provision of that information.

On October 1, 2019, a few high-level executives from Xerox and HP participated in a video conference. The representatives of Xerox pressed the representatives of HP as to why HP required due diligence in order to make an offer to acquire Xerox. The representatives of Xerox then provided limited information with respect to plans for Xerox’s ownership interest in its joint venture with Fuji, synergies and certain other topics. Again, notably, questions raised by HP about the fundamental health and trajectory of Xerox’s business were deferred and not addressed.

On October 4, 2019, Mr. Weisler spoke with Mr. Visentin. Mr. Weisler confirmed that HP was prepared to enter into a non-disclosure agreement with Xerox and to commit time and resources to further explore a business combination, if Xerox would be willing to begin sharing substantive information with HP. Mr. Visentin stated that Xerox required HP to make an indicative offer, including the price (or price range) to acquire Xerox, before Xerox would continue the discussions. Mr. Weisler stated that HP could not specify a price without the previously requested threshold information, given HP’s concerns regarding Xerox’s business and the limited information that had been provided to date. Mr. Visentin agreed to present to the Xerox board of directors HP’s proposal to execute a non-disclosure agreement relating to the receipt of additional substantive information from Xerox.

On October 10, 2019, Mr. Visentin confirmed that Xerox was unwilling to provide any substantive information without an indicative offer price from HP. Mr. Weisler again confirmed that HP was prepared to commit the requisite time and resources to a focused, expeditious process to inform its valuation of a potential combination, if Xerox was willing to provide the threshold diligence information previously discussed. Mr. Visentin informed Mr. Weisler that Xerox was not willing and, therefore, discussions were at an end.

In the evening of November 5, 2019, Mr. Visentin contacted Mr. Weisler to inform him that Xerox’s Board had approved an offer for Xerox to acquire HP for consideration comprised of $17.00 in cash and 0.137 shares of Xerox Common Stock per share of HP Common Stock (the “November Proposal”). Mr. Visentin also stated that Xerox had received a highly confident letter from Citibank with respect to the required financing. That same evening, reports of the November Proposal appeared in the Wall Street Journal. Mr. Visentin sent a letter containing the November Proposal to Mr. Lores that evening by email.

On November 6, 2019, HP publicly confirmed that a proposal had been received from Xerox.

On November 8, 2019, a telephone conversation between Mr. Icahn, Mr. Lores and Mr. Weisler was arranged at Mr. Icahn’s request to Mr. Weisler. At Mr. Icahn’s suggestion, Keith Cozza, the Chairman of the Board of Xerox and Mr. Icahn’s employee, also joined the call. Mr. Icahn informed Mr. Weisler and Mr. Lores that he believed that HP and Xerox should move to combine swiftly in a transaction in which Mr. Icahn would receive stock of the combined company, and that if HP was unwilling to do that, Xerox and Mr. Icahn were prepared to escalate the situation. Mr. Lores informed Mr. Icahn that HP’s Board had received and was evaluating the November Proposal, and reiterated that HP had remained willing to continue discussions about the potential of a strategic combination of the two companies before Xerox terminated discussions due to its refusal to share any substantive information. On the same day, Mr. Weisler and Mr. Lores had a similar telephone conversation with Mr. Visentin.

On November 13, 2019, Mr. Lores phoned Mr. Icahn. Mr. Lores informed Mr. Icahn that HP was considering the November Proposal. Mr. Icahn reiterated that he believed that there was significant value from a combination between Xerox and HP, and that he was open to alternative transaction structures. That same evening, Mr. Icahn was quoted in an article in the Wall Street Journal as being in favor of a combination of Xerox and HP; in that article, Mr. Icahn publicly disclosed his ownership of approximately 4.24% of HP’s then-outstanding common stock.

Also on November 13, 2019, the HP Board met to evaluate the November Proposal. The HP Board considered its financial advisor’s analysis of the November Proposal. The HP Board further considered that there remained significant unanswered questions relating to: (1) potential value creation that could arise from a combination of Xerox and HP, given the lack of access to substantive information that would be required to evaluate the quantum of synergies that a deal might create; (2) the future business trajectory of Xerox, given the recent deterioration in Xerox’s business; (3) Xerox’s ability to finance a deal, given Xerox’s current non-investment grade ratings; and (4) the potential impact of outsized debt levels on the combined company’s stock. The HP Board determined that the November Proposal significantly undervalued HP relative to the Company’s standalone plan and options to deploy its strong balance sheet to generate shareholder value, and that rejecting the November Proposal was in the best interests of HP’s shareholders. The HP Board instructed Mr. Lores to convey its rejection of the November Proposal to Xerox and to reiterate that HP was open to exploring a potential combination, but still needed answers to its threshold questions to proceed further.

On November 14, 2019, Mr. Lores and Mr. Visentin spoke by telephone. Mr. Lores informed Mr. Visentin that Mr. Lores had spoken to Mr. Icahn, and informed him that HP planned to respond to Xerox’s proposal in the coming days. Mr. Visentin informed Mr. Lores that Xerox’s offer would remain open following the November 13, 2019 date stated in the letter conveying the November Proposal, and subsequently sent Mr. Lores an email confirming that Xerox would extend the time period for HP to respond to the offer until the end of the day on November 18, 2019.

On November 17, 2019, the HP Board sent the following letter to Mr. Visentin:

Dear John,

Our Board of Directors has reviewed and considered your unsolicited proposal dated November 5, 2019 at a meeting with our financial and legal advisors and has unanimously concluded that it significantly undervalues HP and is not in the best interests of HP shareholders. In reaching this determination, the Board also considered the highly conditional and uncertain nature of the proposal, including the potential impact of outsized debt levels on the combined company’s stock.

We have great confidence in our strategy and our ability to execute to continue driving sustainable long-term value at HP. In addition, the Board and management team continue to take actions to enhance shareholder value including the deployment of our strong balance sheet for increased repurchases of our significantly undervalued stock and for value-creating M&A.

We recognize the potential benefits of consolidation, and we are open to exploring whether there is value to be created for HP shareholders through a potential combination with Xerox. However, as we have previously shared in connection with our prior requests for diligence, we have fundamental questions that need to be addressed in our diligence of Xerox. We note the decline of Xerox’s revenue from $10.2 billion to $9.2 billion (on a trailing 12-month basis) since June 2018, which raises significant questions for us regarding the trajectory of your business and future prospects. In addition, we believe it is critical to engage in a rigorous analysis of the achievable synergies from a potential combination. With substantive engagement from Xerox management and access to diligence information on Xerox, we believe that we can quickly evaluate the merits of a potential transaction.

We remain ready to engage with you to better understand your business and any value to be created from a combination.

On behalf of the Board of Directors

/s/ Enrique Lores and Chip Bergh

Also on November 17, 2019, Mr. Lores had a telephone conversation with Mr. Visentin, and multiple conversations with Mr. Icahn, regarding HP’s response to the November Proposal. Mr. Lores told Mr. Visentin and Mr. Icahn that HP continued to stand ready to do due diligence on Xerox in order to assess a potential strategic combination. Each of Mr. Visentin and Mr. Icahn separately encouraged a mutual due diligence process and conveyed that Xerox was likely unwilling to proceed with one-way diligence by HP and might pursue a proxy contest to elect directors to HP’s Board instead. Mr. Icahn suggested that, if HP wanted a consensual resolution, HP should make an offer to acquire Xerox and suggested that $45 per share might be an attractive price if HP were to do so.

On November 20, 2019, Mr. Visentin informed Mr. Lores that Xerox would respond to HP the following day. Mr. Visentin stated that Xerox would be insisting on mutual due diligence before a deal could move forward.

On November 21, 2019, Mr. Visentin sent a letter to Mr. Lores and Chip Bergh, Chairman of the Board of HP, and publicly released such letter. In the letter, Mr. Visentin stated that if HP did not agree to mutual confirmatory due diligence by Monday, November 25, 2019, Xerox would take steps to present its November Proposal directly to HP shareholders. On the same day, there were telephone conversations between Mr. Lores and Mr. Visentin to reiterate the letter sent by Mr. Visentin to Mr. Lores and Mr. Bergh on that day.

On November 23 and 24, 2019, the HP Board held a telephonic meeting during which it reviewed and considered Xerox’s November 21, 2019 letter. The HP Board considered that Xerox’s offer had not changed and, accordingly, still significantly undervalued HP. The HP Board further considered the impetus for Xerox’s perceived urgency to reach a transaction, the HP Board’s questions about Xerox’s standalone prospects, and the fact that Xerox’s requested timing would not permit the Company to perform due diligence to the extent that the HP Board considered necessary in order to assess the potential impact of a transaction on HP shareholders.

Also on November 24, 2019, and following separate conversations between Mr. Lores and Mr. Visentin and Mr. Lores and Mr. Icahn in which Mr. Lores informed Mr. Visentin and Mr. Icahn of HP’s response to the November 21 letter, Mr. Lores and Mr. Bergh responded to Mr. Visentin’s November 21, 2019 letter on behalf of the HP Board with the following letter:

Dear John,

The HP Board of Directors has reviewed and considered your November 21 letter, which has provided no new information beyond your November 5 letter. We reiterate that we reject Xerox’s proposal as it significantly undervalues HP. Additionally, it is highly conditional and uncertain. In particular, there continues to be uncertainty regarding Xerox’s ability to raise the cash portion of the proposed consideration and concerns regarding the prudence of the resulting outsized debt burden on the value of the combined company’s stock even if the financing were obtained. Consequently, your proposal does not constitute a basis for due diligence or negotiation.

We believe it is important to emphasize that we are not dependent on a Xerox combination. We have great confidence in our strategy and the numerous opportunities available to HP to drive sustainable long-term value, including the deployment of our strong balance sheet for increased share repurchases of our significantly undervalued stock and for value-creating M&A.

It is clear in your aggressive words and actions that Xerox is intent on forcing a potential combination on opportunistic terms and without providing adequate information. When we were in private discussions with you in August and September, we repeatedly raised our questions; you failed to address them and instead walked away, choosing to pursue a hostile approach rather than continue down a more productive path. But these fundamental issues have not gone away, and your now-public urgency to accelerate toward a deal, still without addressing these questions, only heightens our concern about your business and prospects. Accordingly, we must have due diligence to determine whether a Xerox combination has any merit.

We remain prepared to study the potential value of a combination and to work quickly to learn more about your business trajectory. However, there are significant concerns about both the near-term health and long-term viability of your business that have a significant impact on Xerox’s value. The question of whether there is a path to turn around your business is a threshold issue. In addition to the visible and substantial declines at Xerox, our specific concerns include:

—	Xerox has missed consensus revenue estimates in four of the last five quarters;
—	Xerox’s revenue has fallen from $10.2 billion to $9.2 billion (on a trailing 12-month basis) since June 2018, and this is expected to continue –Xerox management projects revenue declines of 6% in fiscal 2019;
—	Given how much of your business is based on contractual revenue, we are concerned about the decline in customer Total Contract Value (TCV) in excess of revenue declines, which suggests your revenues may decline even faster in future years. We note that the TCV of enterprise signings (including renewals) in 2018 was down 13.9% in constant currency and your churn for 2018 was 18%, both data points which Xerox has stopped providing publicly since the end of 2018;
—	Our review of synergies based on public information and the limited information you have shared does not support achievable synergies of the scale you suggest, and it appears that your assumptions include significant savings that are already included in each company’s independently announced cost reduction plans; and
—	It appears to us that when Xerox exited the Fujifilm joint venture, Xerox essentially mortgaged its future for a short-term cash infusion. We fear that the exit has left a sizeable strategic hole in Xerox’s portfolio. In addition, we have concerns as to the state of Xerox’s technology resources, research and development pipeline, future product programs, and supply continuity and capability. Finally, we note that Xerox will have to get access to the fastest growing Asia Pacific region.

The HP Board of Directors is committed to serving the best interests of HP shareholders, not Xerox and its shareholders. HP has numerous opportunities to create value for HP shareholders on a standalone basis. We will not let aggressive tactics or hostile gestures distract us from our responsibility to pursue the most value-creating path.

On behalf of the Board of Directors,

/s/ Enrique Lores and Chip Bergh

On November 26, 2019, Mr. Visentin sent a letter to Mr. Lores and Mr. Bergh, in response to the letter sent by Mr. Lores and Mr. Bergh on November 24, 2019. Mr. Visentin stated that Xerox planned to engage directly with HP shareholders to solicit their support for the November Proposal. This letter was made public on the date it was sent to HP.

On December 4, 2019, Mr. Icahn published an open letter to HP’s shareholders criticizing HP’s decision not to engage in mutual due diligence.

On December 9, 2019, Xerox filed a publicly available presentation advocating for the November Proposal.

On December 17, 2019, Moody’s Investors Service issued a credit opinion update that reflected uncertainty about Xerox’s ability to stabilize and grow its revenue base over the next few years. Moody’s stated that the transaction contemplated by the November Proposal would lead to higher leverage, significant costs to realize synergies, and significant execution risks. Moody’s also stated that it believed that Xerox’s credit profile could be pressured if the transaction was consummated.

On January 6, 2020, Mr. Visentin sent a letter to Mr. Lores and Mr. Bergh (which was also made public) stating that Xerox had obtained financing commitments in connection with the November Proposal from Citigroup Global Markets Inc, Mizuho Bank, Ltd. and Bank of America, N.A.

On January 8, 2020, Mr. Lores and Mr. Bergh, on behalf of HP’s Board, sent the following letter to Mr. Visentin responding to his January 6, 2020 letter:

Dear John,

We reiterate that the HP Board of Directors’ focus is on driving sustainable long-term value for HP shareholders. Your letter dated January 6, 2020 regarding financing does not address the key issue – that Xerox’s proposal significantly undervalues HP – and is not a basis for discussion. The HP Board of Directors remains committed to advancing the best interests of all HP shareholders and to pursuing the most value-creating opportunities.

On behalf of the Board of Directors,

/s/ Enrique Lores and Chip Bergh

On January 23, 2020, Xerox submitted to HP a notice of the nomination of 11 directors and four alternate director nominees for election to the HP Board at the HP 2020 Annual Meeting. Xerox made a public announcement of its intention to nominate candidates to the HP Board on the same day.

Further on January 23, 2020, HP issued a statement in response to Xerox’s announcement of its intention to nominate directors for election to the HP Board at the HP 2020 Annual Meeting providing that the HP Board believes “that the nominations are a self-serving tactic by Xerox to advance its proposal that significantly undervalues HP and creates meaningful risk to the detriment of HP shareholders.”

On February 10, 2020, Xerox announced its intention to launch a tender offer on or around March 2, 2020, for all of the outstanding shares of common stock of HP at a nominal price of $24.00 per share, to be comprised of $18.40 in cash and 0.149 Xerox shares for each HP share (the “Revised Proposal”). Xerox stated that, while it did not have financing sufficient to fund the Revised Proposal, it was in discussions regarding a sale of convertible securities.

On February 11, 2020, HP announced the release date for its earnings for the first fiscal quarter of 2020 would be February 24; that it would present additional information about its long-term strategic plans at such time; and that it wants its shareholders to have full information on the earnings and the value inherent in the Company before responding to Xerox’s February 10 press release.

On February 20, 2020, HP adopted and announced a limited shareholders rights plan that expires in one year, and the rights under which are exercisable only if a person or group of beneficial ownership acquires 20% or more of HP’s common stock, subject to certain exceptions.

On February 21, 2020, a friend of Mr. Icahn suggested to Mr. Bergh, the Chairman of the HP Board, that the two discuss the situation; and on February 22, 2020, Mr. Icahn and a colleague from Icahn Associates spoke with Mr. Bergh and Mr. Robert Bennett, another member of the HP Board. Mr. Bergh had not previously spoken or emailed with Mr. Icahn, and has never spoken with or otherwise had contact with Mr. Visentin. The conversation was cordial. Messrs. Bergh and Bennett stated that they were primarily there to listen and were interested to hear the views of Mr. Icahn on the situation in that HP was in a “quiet period” with earnings to be released on February 24. Mr. Icahn’s views were generally the same as had been reported in the news media the same day, including his perspective on management structure. Messrs. Bergh and Bennett indicated that their focus was HP shareholder value, especially in light of the significant amount of equity to be held by HP shareholders in any combination; that HP was a very large complex and global group of businesses relative to Xerox where failure to execute well on the business plan could have negative consequences on a scale greater than the value of Xerox; and that they had significant confidence in the HP team’s ability to reduce costs in the business judiciously while also executing the plan across the size and breadth of HP’s businesses over time.

On February 24, 2020, HP announced its earnings for the first fiscal quarter of 2020 and announced a new strategic and financial value plan including new 3-year financial targets and a new capital return plan. In connection with that, HP announced that the revised Xerox proposal announced on February 10 meaningfully undervalues HP, creates significant risk and compromises the future of the company. HP also announced that HP was reaching out to Xerox to explore if there is a combination that creates value for HP shareholders that is additive to HP’s strategic and financial plan. At the same time, Mr. Lores sent an email to Mr. Visentin proposing to arrange a meeting to explore the basis for a transaction and alternative transaction frameworks that could deliver attractive value to both HP and Xerox shareholders, and offering that Mr. Lores’ office would reach out to Mr. Visentin’s office to arrange a time to discuss.

On March 2, 2020, Xerox commenced the Offer.

On March 3, 2020, Mr. Lores and Mr. Visentin had a discussion. See “Item 7. Purposes of the Transaction and Plans or Proposals” for more information concerning these matters.

Reasons for Recommendation

The HP Board has determined that the Offer is not in the best interests of HP’s stockholders. Accordingly, the HP Board unanimously recommends that HP stockholders reject the Offer and not tender any of their shares of HP Common Stock to Xerox pursuant to the Offer.

In reaching this conclusion and making its recommendation to reject the Offer, the HP Board consulted with its independent financial and legal advisors and management and took into account numerous factors, including but not limited to the following:

(I)	The Offer, in effect, principally offers HP stockholders something they already own, and would disproportionately benefit Xerox shareholders relative to HP stockholders.

The cash portion of the Offer represents in meaningful part the return of cash held on the HP balance sheet and the proceeds of borrowings that would be made against the assets and cash flows of the combined company, a majority of which would be contributed by HP. In addition, the equity portion of the Offer represents an interest in the assets and cash flows of the combined company, a majority of which would be contributed by HP. In effect, therefore, the Offer principally offers HP stockholders something they already own, and would allow Xerox shareholders to disproportionately benefit from HP’s contributions.

•	The Offer would use HP’s balance sheet as transaction consideration. The Offer relies on HP’s strong balance sheet to facilitate an acquisition of HP for the benefit of Xerox shareholders. Specifically, the business combination proposed by Xerox would utilize approximately $22 billion of HP’s balance sheet cash and debt capacity (as of October 31, 2019) (representing approximately $15 of cash consideration per share offered by Xerox) to pay cash consideration to HP’s stockholders, while reducing (including by virtue of their reduced pro forma equity stake in the combined company) HP’s stockholders’ ability to participate in the benefits of HP’s significant value creation potential, as described in more detail below.
•	Xerox shareholders would disproportionately benefit from the proposed transaction relative to HP stockholders. The HP Board believes that the Offer represents an unattractive value exchange for HP’s stockholders because it does not compensate HP stockholders for the value of HP executing on its strategic plan and would transfer value from HP stockholders to Xerox shareholders. For illustrative purposes, if the companies were combined at an at-market exchange ratio based on market prices as of March 3, 2020, Xerox shareholders would receive an aggregate participation in the resulting synergies of less than 20%, but under the terms of the Offer, Xerox shareholders would receive an aggregate participation of more than 50%. The HP Board is confident in HP’s business and the numerous opportunities available to HP to drive sustainable long-term value, through its strategic plan and also through the deployment of HP’s strong balance sheet, and believes that the terms of the Offer would allow Xerox shareholders to benefit disproportionately from HP’s future growth potential and any transaction synergies. Accordingly, the HP Board believes that while the Offer may be attractive from the perspective of Xerox and its shareholders, HP stockholders would not benefit in the same way.
(II)	The Offer meaningfully undervalues HP by failing to reflect the full value of HP’s assets and its standalone value creation plan.

The HP Board believes that the Offer does not reflect the underlying value of HP’s assets and future growth prospects afforded by HP’s industry-leading position across Personal Systems and Print, including 3D and Digital Manufacturing, diverse business portfolio, global scale and reach, deep bench of talented executives, and innovative technology and intellectual property. By virtue of the above and HP’s track record of creating sustainable long-term stockholder value, HP is well positioned to continue delivering sustainable value creation for its stockholders in the near and long term. The Offer would result in Xerox shareholders receiving a significant portion of the benefit of HP’s strong position.

•	HP has a track record of execution that has resulted in strong, consistent operational and financial performance. In evaluating the Offer, the HP Board considered HP’s long and proven track record of strong performance. HP has routinely delivered compelling results, including beating or meeting GAAP diluted net earnings per share (“EPS”) for 16 out of 17 quarters as a standalone company (with the single exception a result of the impact of the tax adjustments and restructuring plan announced in October 2019), and beating or meeting non-GAAP EPS for all 17 quarters, and has beat or met free cash flow guidance for four out of four years since HP’s separation (HP does not provide guidance for a comparable GAAP metric). Over the last three years, HP has grown revenue by $10.5 billion, grown GAAP diluted net EPS by 45%, generated $12.9 billion in cumulative cash flow from operations and returned $9.1 billion, or 80% of free cash flow (71% of operating cash flow), to stockholders. HP has consistently increased the Company’s dividend each year since separation, including a 10% increase announced in October 2019. The HP Board and HP’s management team are committed to continuing this record of profitable growth, strong cash generation and capital return.
•	The HP Board believes that HP’s standalone plan has positioned HP for significant value creation. Under the strategic and financial value creation plan announced by HP on February 24, 2020, the Company expects to generate:
○	$4.7 billion to $5.1 billion of non-GAAP operating profit in fiscal 2022;
○	$10.7 billion to $11.7 billion of cumulative free cash flow in fiscal 2020 through fiscal 2022; and
○	$1.2 billion of gross, annualized structural cost reductions in fiscal 2020 through 2022, with $650 million expected to flow through to operating profit.

The HP Board believes that HP is singularly positioned to capitalize on its new product innovation and operational excellence. As announced by HP on February 24, 2020, by executing on its value creation plan, HP expects to grow non-GAAP EPS from fiscal 2019 by 45%–63% to $3.25–$3.65 by fiscal 2022.1

In addition, on February 24, 2020, HP announced that, as part of its value creation plan, the HP Board has authorized a capital return program that will target the return of capital of approximately $16 billion to HP stockholders during fiscal 2020 to fiscal 2022, which represents approximately 50% of HP’s market capitalization (based on the closing price of the HP Common Stock as of March 2, 2020), and HP has also increased its total share repurchase authorization to $15 billion. HP also announced at that time that it expects implementation of this capital return program to include the repurchase of at least $8 billion of shares of HP Common Stock over 12 months, commencing following the HP 2020 Annual Meeting.

•	HP’s strong balance sheet and financial flexibility provide multiple levers for value creation. HP targets a debt-to-EBITDA (as defined in Annex D to this Statement) ratio of 1.5x to 2.0x. HP is committed to maintaining an investment-grade credit rating. Given HP’s current debt-to-EBITDA leverage level, HP maintains balance sheet flexibility and ample borrowing capacity. The HP Board believes that HP’s cash position and current debt leverage levels allow for meaningful balance sheet flexibility that enables HP to use its balance sheet and cash flow strength to return capital to stockholders, invest in business development activities that will further enhance HP’s growth and value, and pursue value-creating M&A opportunities, among other things.

HP has an outstanding track record and a promising future as a standalone company that is well positioned for long-term, sustainable value creation.

[1]	Fiscal 2022 non-GAAP EPS and free cash flow estimates include the following assumptions: $4.7 billion to $5.1 billion of non-GAAP operating profit; no material change in tax rate versus fiscal 2019; incremental interest expense associated with incremental debt in line with target capital structure (debt to EBITDA ratio of 1.5x–2x); and incremental share repurchases resulting from HP’s capital return program announced February 24, 2020. Please see “Item 8. Additional Information — Cautionary Statement on Forward-Looking Statements” and Annex D attached hereto for more information, including information regarding the use of non-GAAP financial measures in this Statement.

(III)	The HP Board believes that the Offer would compromise the future of HP and the value of shares of HP Common Stock by transferring value to Xerox shareholders and leaving HP stockholders with an investment in a combined company with an irresponsible capital structure, premised on unrealistic synergies estimates.

In addition to failing to reflect the full value of HP and its standalone value creation plan, the HP Board believes that the Offer suffers from several other fundamental defects.

•	The Offer would transfer value from HP stockholders to Xerox shareholders. The HP Board believes HP is significantly better positioned than Xerox to create stockholder value and that the transaction proposed by Xerox would likely dilute rather than enhance value for HP stockholders. HP is a market leader across the globe in both Printing and Personal Systems, as demonstrated by its number one or two market share in print or personal computers in 49 countries,[2] while Xerox has no presence in Personal Systems. HP’s revenues have grown by $10.5 billion over the last three years, which is more than the total revenue Xerox reported for its fiscal 2019. Xerox has also missed consensus revenue estimates in four of its last seven quarters, and HP believes that Xerox’s business decline is likely to continue.
•	The Offer would create an irresponsible capital structure. The HP Board believes that, if the Offer were consummated, the capital structure of the combined company would create significant going concern risk. The debt-to-EBITDA ratio contemplated by the Offer is approximately 4.5x and would be the highest in the S&P hardware index (at current levels for other market participants). Considering the nature of HP’s business, which operates with a negative cash conversion cycle, as well as macro-economic cycles, the HP Board believes this level of debt creates significant unnecessary risk and is not appropriate for HP’s and Xerox’s portfolios of businesses. HP’s target gross debt-to-EBITDA ratio is between 1.5x–2.0x, which HP believes allows it to preserve financial flexibility and its investment-grade rating. The outsized debt burden contemplated by the Offer would not only threaten to make an investment-grade rating for the combined company unachievable, but also would threaten to extinguish the capital returns that have been an important driver of value creation for HP stockholders and jeopardize the ability of the combined company to continue HP’s track record of investing in growth and innovation. In addition, the HP Board believes that the risks associated with excess leverage are likely to be exacerbated during times of equity and product market volatility.
•	HP believes that the Offer refers to “synergy” estimates, including cost cuts, that exceed reasonably achievable synergies to the extent they are not already reflected in HP’s existing plans for independent cost reductions (and if they are achievable by HP on its own, they are not appropriately characterized as transaction synergies). HP management has, with the assistance of independent advisors, rigorously analyzed the savings realistically achievable in a combination with Xerox. As a result, the HP Board views with significant skepticism Xerox’s claim that an acquisition of HP by Xerox would result in $2 billion of cost synergies within 24 months. HP management’s estimate of the cost synergies achievable in a combination of HP and Xerox is approximately $1 billion at full run rate.[3] In addition, Xerox’s assumptions underlying its synergies estimate appear to include significant savings that HP believes are already reflected in each company’s independently announced cost-reduction plans. As such, in addition to affording a disproportionate share of the synergies to Xerox shareholders, HP believes that Xerox’s synergy estimates lack credibility and overstate the benefits of the proposed transaction for HP stockholders. In addition, HP expects to achieve the target cost savings it has announced on a stand-alone basis, which will benefit HP stockholders without sharing the resulting value with Xerox shareholders.
[2]	Data represents HP internal classification for total PC’s and Home + Office based on IDC 4Q19 reported.
[3]	HP’s estimate of potential cost synergies includes approximately $350 million to $500 million in savings from Cost of Goods Sold (including savings from combining hardware platform and supplies, reduced fixed costs and higher utilization for customer support and service, and higher utilization of logistics resources), approximately $550 million to $700 million in Operating Expense savings (including reduced research and development expense, elimination of redundancies by geography in Sales and Marketing, and elimination of duplicative roles in General & Administrative functions), and approximately $50 million to $100 million in dis-synergies as a result of increased customer churn from HP’s current channel business that is anticipated to result from a combination of HP and Xerox. HP expects there would be restructuring and other one-time charges incurred to achieve these synergies. Please see “Item 8. Additional Information — Cautionary Statement on Forward-Looking Statements” for more information.

(IV)	The offer includes a significant equity component, the value of which the HP Board believes would be subject to significant risks and uncertainties.

A portion of Xerox’s proposed consideration consists of Xerox shares, which the HP Board believes could face negative pressure going forward due to a variety of risks. HP has on multiple occasions sought information from Xerox that might address these significant business trajectory concerns, but as of the date of this Statement, Xerox has declined to provide the requested information. There are additional factors which the HP Board believes would negatively impact the value of shares in a combined company if Xerox acquired HP, and in a difficult, dynamic situation like the coronavirus outbreak, a responsible capital structure and actual experience with HP’s businesses deliver trust and security; the situation is fluid and this is where HP’s deep muscle memory managing global challenges and headwinds across its businesses makes a difference over time. For example:

•	Xerox does not have experience operating businesses in the sectors in which HP operates. The sectors in which Xerox operates represent only a small fraction of HP’s business; there is no overlap between Xerox and more than 90% of HP’s revenue. For example, Xerox does not have a Personal Systems business, which accounted for approximately 68% of HP’s total revenue and 47% of HP’s key segment operating profit during the first fiscal quarter of fiscal 2020.[4] Likewise, Xerox does not have experience operating a Home Printing business, or in managing a consumer brand. In addition, HP operates globally, whereas Xerox does not have a significant business presence in many regions, including in particular Asia. The HP Board accordingly has concerns as to the ability of Xerox management to continue HP’s record of global leadership in areas such as Personal Systems, Home Printing and 3D and Digital Manufacturing, among others, where Xerox has had little or no experience, to the detriment of the value and financial profile of the combined company that would result from an acquisition of HP by Xerox. The majority of HP’s business is done through transactional commercial resellers and retailers. This is significantly different from Xerox’s go-to-market model, and an acquisition of HP by Xerox is likely to create significant concern in the channel. In light of Xerox’s business model and its management’s lack of experience with many of HP’s businesses, HP believes that an acquisition of HP by Xerox could cause significant disruption to HP’s business, including its relationship with key business partners, and result in significant uncertainty for employees.
•	Xerox has been experiencing declining sales and its recent sale of its interest in the Fuji-Xerox joint venture raises significant concerns about its future position. In addition to recent year-over-year declines in revenue, Xerox’s total contract value (“TCV”) has declined in excess of revenue declines. TCV of enterprise signings, including renewals, in 2018 declined 13.9% in constant currency and churn was 18% (Xerox ceased publicly reporting both figures at the end of 2018). Xerox also recently released guidance forecasting a constant-currency revenue decline of 4% in fiscal year 2020. This downward trend is particularly concerning given how much of Xerox’s business is based on contractual revenue and suggests that revenues may decline even faster in future years. In addition, HP believes that Xerox’s sale of its interest in the Fuji-Xerox joint venture has left a significant strategic hole in Xerox’s technology portfolio and is likely to limit Xerox’s access to the Asia-Pacific region, where Fujifilm’s explicit strategy is to compete with Xerox.
•	HP believes that Xerox’s cost-cutting has come at the expense of long-term value creation, and Xerox has demonstrated a lack of focus on research and development. HP believes there is significant cause for concern that Xerox’s ambitious cost-cutting programs have come at the expense of sustainable value creation, as evidenced by what HP believes are Xerox’s limited research and development pipeline and reductions in services and staff. The HP Board is concerned that Xerox has implemented cost-cutting in a manner that is likely to impede its long-term industry position, and that the sale of Xerox’s interest in the Fuji-Xerox joint venture limited Xerox’s access to next-generation technology in exchange for a short-term cash infusion. While the HP Board believes in cost cutting carefully to increase operating profit, it must be done in a manner that maintains growth, which HP’s management has skillfully accomplished. The HP Board believes that applying the Xerox cost-cutting model across HP’s businesses will jeopardize the future growth potential of those businesses.

The Offer values Xerox shares at a significant multiple premium to HP’s shares. For the reasons described above, among others, the HP Board believes that this premium is unwarranted and that, if the Offer were consummated, HP stockholders would own a significant stake in a contracting and increasingly risky Xerox

[4]	Operating profit mix calculated based on total segment operating profit, which does not include corporate investments and other.

business, as well as a combined company that is overseen by a management team that lacks the necessary experience and skills in many of the sectors in which HP operates and Xerox does not, likely resulting in multiple contraction for the combined company relative to HP and reduced value for HP stockholders.

(V)	The quantity and nature of the Offer’s conditions create significant uncertainty and risk.

The HP Board believes that the numerous conditions set forth in the Offer create significant uncertainty and risk as to whether the Offer can be completed and the timing for completion. As described in “Item 2. Identity and Background of Filing Person — Exchange Offer” above and in Annex A to this Statement, the Offer is subject to a litany of conditions, including, among others, the following conditions:

•	the Minimum Tender Condition;
•	the Anti-Takeover Devices Condition;
•	the Xerox Shareholder Approval Condition;
•	the Competition Laws and Governmental Approval Condition;
•	the Stock Exchange Listing Condition;
•	the Registration Statement Condition;
•	the No Injunction Condition;
•	the No HP Material Adverse Effect Condition;
•	the No Pending Litigation Condition; and
•	the No Contractual Impairment Condition.

In many cases, the conditions to the Offer are subject to satisfaction in Xerox’s discretion and/or do not contain customary materiality qualifications. The HP Board believes that the effect of these, and other numerous conditions, is that HP’s stockholders cannot be assured that Xerox will be able to consummate the Offer. Each of the foregoing conditions are for the benefit of Xerox and may be asserted by Xerox in its sole discretion regardless of the circumstances giving rise to any such condition failing to be satisfied or, other than the HSR Condition, the Registration Statement Condition, the Xerox Shareholder Approval Condition and the Stock Exchange Listing Condition, may be waived by Xerox in whole or in part at any time and from time to time prior to the expiration of the Offer in its discretion.

In addition, although the Offer is not subject to a financing condition, the debt financing commitment that Xerox has disclosed in connection with the Offer is not sufficient to fund the aggregate cash consideration to be paid in the Offer. Xerox has disclosed that it is engaged in discussions with investors regarding additional financing and therefore has not completed the process of obtaining financing for the Offer. Accordingly, HP believes there is uncertainty and risk as to whether Xerox will obtain financing to complete the Offer, and that if it does obtain financing, believes that such financing may adversely affect the Offer from the perspective of HP stockholders by increasing the combined company’s leverage and/or resulting in additional dilution of the Xerox Common Stock that forms part of the consideration in the Offer.

(VI)	The urgency of the Offer disadvantages HP’s stockholders.

The HP Board believes that Xerox’s urgency in launching the Offer, while simultaneously running a full slate of director nominees for election at the HP 2020 Annual Meeting, evidences Xerox’s desperation to acquire HP to address Xerox’s continued business decline. As described above, the HP Board believes that Xerox’s business model focuses on unsustainable cost reductions, and not on top-line revenue growth and operational excellence, and therefore that Xerox needs to complete the HP transaction or another significant transaction quickly. In contrast, HP is well positioned to create sustainable stockholder value over the long term, and is not dependent on a business combination to generate value creation. Therefore, the HP Board believes that HP stockholders will maximize the long-term value of their investment by rejecting the Offer.

(VII)	The HP Board has received an inadequacy opinion from each of Goldman Sachs & Co. LLC (“Goldman Sachs”) and Guggenheim Securities, LLC (“Guggenheim Securities”).

The HP Board considered the fact that on March 3, 2020, Goldman Sachs rendered an oral opinion to the HP Board, subsequently confirmed in writing, to the effect that, as of March 3, 2020, and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken set forth in its written opinion, the consideration proposed to be paid to the holders (other than Xerox and any of its affiliates) of shares of HP Common Stock pursuant to the Offer was inadequate from a financial point of view to such holders, and Guggenheim Securities rendered an oral opinion to the HP Board, subsequently confirmed in writing, to the effect that, as of March 3, 2020, and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken set forth in its written opinion, the consideration payable pursuant to the Offer was inadequate, from a financial point of view, to the holders of shares of HP Common Stock (other than Xerox, Purchaser and their affiliates). The full text of the written opinion of each of Goldman Sachs, dated March 3, 2020, and Guggenheim Securities, dated March 3, 2020, which sets forth the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken in connection with each such opinion, is attached as Annex B and Annex C, respectively, to this Statement. Each of Goldman Sachs and Guggenheim Securities provided their respective opinions for the information and assistance of the HP Board in connection with its consideration of the Offer. The respective opinions of Goldman Sachs and Guggenheim Securities are not advice or a recommendation as to whether any holder of shares of HP Common Stock should tender its shares of HP Common Stock in connection with the Offer or otherwise how to act in connection with the Offer or any other matter.

* * * * *

The foregoing discussion of the information and factors considered by the HP Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the HP Board in reaching its conclusions and recommendations. The members of the HP Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of HP and considered the advice of the HP Board’s financial and legal advisors. In light of the number and variety of factors that the HP Board considered, the members of the HP Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the HP Board was made after considering the totality of the information and factors involved. In addition, individual members of the HP Board may have given different weight to different factors.

In light of the factors described above, the HP Board has determined that the Offer is not in the best interests of HP’s stockholders. Accordingly, the HP Board unanimously recommends that HP stockholders reject the Offer and NOT tender any of their shares of HP Common Stock to Xerox pursuant to the Offer.

Intent to Tender

To the knowledge of HP after making reasonable inquiry, none of HP’s directors, executive officers, affiliates or subsidiaries intends to tender any shares of HP Common Stock held of record or beneficially owned by such person pursuant to the Offer.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used

HP has retained Goldman Sachs as lead financial advisor in connection with the review and assessment of potential strategic and/or financial alternatives that may be available to HP as well as advice with respect to the 2020 Annual Meeting of Stockholders. HP retained Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in situations similar to the Offer, expertise in HP’s industry and knowledge of HP’s business. HP has paid Goldman Sachs a fee of $15 million for services rendered in connection with this engagement, the work on which began in December 2018, which amount will be credited against any fee that may become payable as described in the following sentence. HP has also agreed that in the event that HP (a) does not elect to engage in or announce an extraordinary transaction prior to the 2020 Annual Meeting of Stockholders, then promptly following such meeting, HP and Goldman Sachs will negotiate in good faith and mutually agree on a fee to be paid by HP to Goldman Sachs, such fee to be determined with reference to such fees as are customary for Goldman Sachs in similar situations, or (b) elects to engage in or announces such an extraordinary transaction prior to the 2020

Annual Meeting of Stockholders, HP and Goldman Sachs will negotiate in good faith and mutually agree on a fee to be paid by HP to Goldman Sachs, such fee to be determined with reference to such fees as are customary for Goldman Sachs with respect to transactions of similar size and complexity as such extraordinary transaction; provided, however, that in no event will HP be obliged to pay more than one fee pursuant to the foregoing clauses (a) and (b). In addition, HP has agreed, under certain circumstances, to offer Goldman Sachs a participating role in certain financing transactions and/or the right to act as a financial advisor, with the scope of the role and terms of participation subject to mutual agreement, including mutually agreed fee provisions. HP has agreed that if it enters into an agreement providing for an extraordinary transaction and the agreement is entered terminated before the completion of the acquisition or the acquisition is otherwise not completed, and HP receives a payment or other consideration, HP will pay a portion of that payment to Goldman Sachs. In addition, the engagement letter with Goldman Sachs provides that it will automatically terminate on December 31, 2020 (unless earlier terminated or the parties agree to an extension), and that, subject to certain exceptions, Goldman Sachs will be entitled to the applicable fees described above in the event that at any time prior to the expiration of an agreed tail period after such termination, (i) an agreement is entered into providing for an extraordinary transaction which is eventually consummated by HP or any of its controlled affiliates or (ii) such an agreement is entered into and a termination payment as described above is eventually made. HP has also agreed that, subject to certain exceptions, its obligations to offer Goldman Sachs the right to act in the capacities set forth above in connection with certain specific transactions will survive any such termination of the engagement letter during such tail period after the date of such termination. HP will also reimburse Goldman Sachs for certain of its expenses and indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

HP has engaged Guggenheim Securities as a financial advisor in connection with HP’s review and assessment of potential strategic and/or financial alternatives and its evaluation of the Offer. In selecting Guggenheim Securities as a financial advisor, HP considered that, among other things, Guggenheim Securities is an internationally recognized investment banking, financial advisory and securities firm whose senior professionals have substantial experience advising companies in, among other industries, the print and personal systems sectors in which HP operates. HP has agreed to pay Guggenheim Securities aggregate retainers of $2 million for services rendered in connection with this engagement ($1 million of which has been paid as of the date of this Statement), the work on which began in December 2019, which retainers will be credited against any amount that may become payable as described in the following sentence. HP has also agreed that in the event that HP elects to engage in an extraordinary corporate transaction and Guggenheim Securities agrees to act as its financial advisor in connection therewith, HP and Guggenheim Securities will negotiate in good faith and enter into a supplement or amendment to the engagement letter setting forth the services to be provided by Guggenheim Securities and the compensation to be paid by HP for such services; provided, that if HP has not elected to engage in or announced such an extraordinary corporate transaction prior to the 2020 Annual Meeting of Stockholders, then promptly following such meeting, HP and Guggenheim Securities will negotiate in good faith and mutually agree on a fee to be paid by HP to Guggenheim Securities, such fee to be determined with reference to such fees as are customary for Guggenheim Securities in similar situations. The engagement letter with Guggenheim Securities provides that it will automatically expire on December 31, 2020 (unless earlier terminated or the parties agree to an extension); provided that subject to certain exceptions, Guggenheim Securities will be entitled to the full amount of the retainer payments described above and the full amount of any compensation payable pursuant to a supplement or amendment to the engagement letter entered into as described above if (i) HP and Guggenheim Securities have entered into any such supplement or amendment and (ii) within an agreed tail period after any expiration or termination of Guggenheim Securities’ engagement, any of the events giving rise to a right of compensation to Guggenheim Securities and specified in such supplement or amendment occurs or HP enters into an agreement pursuant to which any such event subsequently occurs. In addition, HP has agreed to reimburse Guggenheim Securities for certain expenses and to indemnify Guggenheim Securities against certain liabilities arising out of its engagement.

HP has engaged Innisfree to assist it in connection with HP’s communications with its stockholders in connection with the Offer. HP has agreed to pay customary compensation to Innisfree for such services. In addition, HP has agreed to reimburse Innisfree for certain expenses and indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

HP has also retained Joele Frank, Wilkinson Brimmer Katcher (“Joele Frank”) as its public relations advisor in connection with the Offer. HP has agreed to pay customary compensation to Joele Frank for such services. In addition, HP has agreed to reimburse Joele Frank for certain expenses and indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

Except as set forth above, neither HP nor any person acting on its behalf has or currently intends to employ, retain, or compensate any person to make solicitations or recommendations to the stockholders of HP on its behalf with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company

Securities Transactions

Other than as set forth below, no transactions with respect to HP Common Stock have been effected by HP or, to HP’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates, or subsidiaries, during the 60 days prior to the date of this Statement.

Transactions by Executive Officers and Directors

Name	Date	No. of Shares or Options	Price Per Share	Transaction Description
Pretesh Dahya	1/31/2020	241	$21.32	Shares issued upon settlement of RSUs
	1/31/2020	97	$21.32	Shares withheld for taxes upon settlement of RSUs and/or PARSUs and/or exercise of options
Steve Fieler	1/11/2020	16,969	$21.38	Shares issued upon settlement of RSUs
	1/11/2020	8,414	$21.38	Shares withheld for taxes upon settlement of RSUs and/or PARSUs and/or exercise of options
	1/3/2020	182,924	$20.53	Shares issued upon settlement of RSUs
	1/3/2020	83,722	$20.53	Shares withheld for taxes upon settlement of RSUs and/or PARSUs and/or exercise of options
Beth Howe	2/10/2020	733	$22.69	Sales executed pursuant to a Rule 10b5-1 trading plan
	1/23/2020	9,050	$22.10	Grant of time-based restricted stock units
Tracy Keogh	2/25/2020	58,638	$13.83	Shares acquired pursuant to a Rule 10b5-1 trading plan
	2/25/2020	58,638	$23.00	Sales executed pursuant to a Rule 10b5-1 trading plan
	2/25/2020	63,125	$23.00	Sales executed pursuant to a Rule 10b5-1 trading plan
	2/25/2020	58,638	$13.83	Grant of employee stock options

Transactions by the Company

Name	Date	No. of Shares	Price Per Share(1)(2)	Price Range(1)(2)	Transaction Description
HP Inc.	1/6/2020	649,278	$20.69	$20.52 - $20.78	Issuer open market purchase
HP Inc.	1/7/2020	650,243	$20.67	$20.54 - $20.77	Issuer open market purchase
HP Inc.	1/8/2020	645,303	$20.82	$20.53 - $20.99	Issuer open market purchase
HP Inc.	1/9/2020	635,090	$21.16	$20.98 - $21.23	Issuer open market purchase
HP Inc.	1/10/2020	626,666	$21.45	$21.29 - $21.53	Issuer open market purchase
HP Inc.	1/13/2020	626,499	$21.45	$21.35 - $21.54	Issuer open market purchase
HP Inc.	1/14/2020	627,822	$21.40	$21.27 - $21.53	Issuer open market purchase
HP Inc.	1/15/2020	625,727	$21.48	$21.31 - $21.60	Issuer open market purchase
HP Inc.	1/16/2020	623,058	$21.56	$21.30 - $21.63	Issuer open market purchase
HP Inc.	1/17/2020	618,122	$21.74	$21.54 - $21.89	Issuer open market purchase
HP Inc.	1/21/2020	614,097	$21.88	$21.77 - $21.96	Issuer open market purchase
HP Inc.	1/22/2020	615,011	$21.85	$21.55 - $21.95	Issuer open market purchase
HP Inc.	1/23/2020	285,450	$22.07	$21.88 - $22.16	Issuer open market purchase
HP Inc.	1/24/2020	611,910	$21.96	$21.80 - $22.19	Issuer open market purchase
HP Inc.	1/27/2020	622,778	$21.57	$21.50 - $21.77	Issuer open market purchase

Name	Date	No. of Shares	Price Per Share(1)(2)	Price Range(1)(2)	Transaction Description
HP Inc.	1/28/2020	618,725	$21.72	$21.58 - $21.90	Issuer open market purchase
HP Inc.	1/29/2020	624,779	$21.51	$21.41 - $21.79	Issuer open market purchase
HP Inc.	1/30/2020	629,241	$21.35	$21.20 - $21.54	Issuer open market purchase
HP Inc.	1/31/2020	630,510	$21.31	$21.16 - $21.53	Issuer open market purchase
HP Inc.	2/3/2020	224,864	$21.50	$21.32 - $21.69	Issuer open market purchase
HP Inc.	2/4/2020	223,426	$21.61	$21.43 - $21.73	Issuer open market purchase
HP Inc.	2/5/2020	222,911	$21.68	$21.55 - $21.74	Issuer open market purchase
HP Inc.	2/6/2020	221,199	$21.85	$21.74 - $21.93	Issuer open market purchase
HP Inc.	2/7/2020	223,163	$21.66	$21.55 - $21.74	Issuer open market purchase
HP Inc.	2/10/2020	218,929	$22.08	$21.85 - $22.80	Issuer open market purchase
HP Inc.	2/11/2020	217,739	$22.20	$22.00 - $22.30	Issuer open market purchase
HP Inc.	2/12/2020	213,314	$22.46	$22.31 - $22.52	Issuer open market purchase
HP Inc.	2/13/2020	217,303	$22.25	$22.14 - $22.38	Issuer open market purchase
HP Inc.	2/14/2020	216,491	$22.33	$22.24 - $22.41	Issuer open market purchase
HP Inc.	2/18/2020	217,815	$22.19	$22.06 - $22.28	Issuer open market purchase
HP Inc.	2/19/2020	215,424	$22.44	$22.24 - $22.63	Issuer open market purchase
HP Inc.	2/20/2020	213,271	$22.67	$22.40 - $22.81	Issuer open market purchase
HP Inc.	2/21/2020	213,755	$22.62	$22.51 - $22.76	Issuer open market purchase
HP Inc.	2/24/2020	217,934	$22.18	$21.97 - $22.43	Issuer open market purchase
HP Inc.	2/25/2020	206,930	$23.36	$22.72 - $23.92	Issuer open market purchase
HP Inc.	2/26/2020	209,164	$23.11	$22.72 - $23.47	Issuer open market purchase
HP Inc.	2/27/2020	219,122	$22.06	$21.78 - $22.35	Issuer open market purchase
HP Inc.	2/28/2020	233,466	$20.71	$20.19 - $21.34	Issuer open market purchase
HP Inc.	3/2/2020	196,619	$20.90	$20.79 - $21.02	Issuer open market purchase
(1)	Shares were acquired in multiple transactions each day at prices within the price range set forth in the column labeled “Price Range.” The price reported in the column labeled “Price Per Share” is a weighted average price.
(2)	Excluding commissions.
Item 7.	Purposes of the Transaction and Plans or Proposals

HP has engaged in discussions with Xerox, and also regularly maintains contact with other third parties in the industries in which it participates, regarding possible business transactions. HP has not ceased, and expects to continue, such activity as a result of the Offer. In addition, HP has engaged in discussions with Xerox and, in particular, as previously discussed, HP reached out to Xerox to explore if there is a combination that creates value for HP stockholders and is additive to HP’s strategic and financial plan. Mr. Lores and Mr. Visentin spoke on March 3, 2020 and discussed scheduling an in-person meeting during the week of March 8, 2020. HP expects to engage in discussions regarding the foregoing with Xerox. HP’s policy has been, and continues to be, not to disclose the existence or content of any such discussions with third parties (except as may be required by law). HP does not expect to provide an update regarding the foregoing unless and until it is engaged in negotiations that would result in a material change to the information set forth in this Statement.

Except as described in the preceding paragraph or otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, HP is not currently undertaking nor engaged in any negotiations in response to the Offer that relate to, or would result in (i) a tender offer for, or other acquisition of, shares of HP Common Stock by HP, any of its subsidiaries, or any other person; (ii) any extraordinary transaction, such as a merger, reorganization, or liquidation, involving HP or any of its subsidiaries; (iii) any purchase, sale, or transfer of a material amount of assets of HP or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of HP.

Except as described above or otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the HP Board, agreements in principle, or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information

Information Regarding the Compensation of HP’s Executive Officers

HP maintains benefit plans and other arrangements that provide enhanced benefits and other rights to HP’s executive officers upon a change in control (which would include consummation of the Offer) or a qualifying termination of employment thereafter. These enhanced benefits and other rights are discussed below.

Equity Incentive Awards

As described above under the section of this Statement titled “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Consideration Payable Pursuant to the Offer—Equity-Based Awards Held by the Directors and Executive Officers of HP,” the SPEO provides for accelerated vesting of equity awards held by HP’s executive officers in certain cases in connection with a change in control, as described below.

Severance and Long-Term Incentive Change in Control Plan for Executive Officers

HP maintains the SPEO for the benefit of certain of its senior executives, including all of its executive officers. Mr. Weisler stepped down from his positions as President and Chief Executive Officer of the Company, effective November 1, 2019. Upon stepping down from such positions, Mr. Weisler continued to be employed by the Company in a non-executive role as Senior Executive Advisor, a role in which he is expected to remain through the date of the HP 2020 Annual Meeting. Mr. Weisler is no longer eligible to participate in the SPEO.

Under the SPEO, upon a termination without cause or for good reason within 24 months following a change in control and subject to execution and effectiveness of a release of claims, the executive officer is eligible to receive (a) a lump-sum cash severance payment calculated as a multiple (two in the case of Mr. Lores and either one (1) or one and one-half (1 ½) in the case of the other executive officers) of the sum of (i) annual base salary as in effect immediately before termination of employment and (ii) the average of the actual annual incentives paid for the three full fiscal years most recently completed as of the executive officer’s termination of employment (or, in the case of a participant who has not received three full fiscal year annual bonuses at his or her current seniority level as of the date of termination, the participant’s applicable target annual incentive opportunity for the year of termination), (b) a lump-sum cash payment representing a prorated annual bonus for the year of termination, determined based on target performance as of the date of termination, (c) payment of a lump-sum health-benefit stipend of an amount equal to the excess of 18 months' COBRA premiums for continued group medical coverage for the participant and his or her eligible dependents over the amount payable by an active employee for such coverage, (d) any accrued but unpaid annual bonus for a completed fiscal year and (e) vesting of outstanding stock options, RSUs and PARSUs, with stock options remaining exercisable until the first to occur of the first anniversary of the date of termination and the scheduled expiration date. With respect to PARSUs, any portion of such awards that is no longer subject to performance criteria as of the date of the qualifying termination will be earned based on actual levels of performance, and any portion of such awards that remains subject to performance criteria as of the date of the qualifying termination will be deemed earned based on target levels of performance. If outstanding equity awards are not assumed or replaced by the surviving company in connection with a change in control, the SPEO provides for full vesting of unvested time-based awards and PARSUs (assuming satisfaction of performance goals as described above). In the event that payments to an executive officer under the SPEO (or otherwise) would be subject to Section 280G and 4999 of the Internal Revenue Code, such payments would be reduced to the extent the executive officer would be better-off after taxes.

The participation of HP’s executive officers in the SPEO is subject to the terms of the HP Severance Policy for Senior Executives (the “HP Severance Policy”), whereby the total benefit provided pursuant to the SPEO may not exceed 2.99 times the sum of the executive officer’s base pay plus target annual incentive as in effect immediately prior to termination of employment, subject to certain exceptions. A more complete description of the HP Severance Policy is set forth in the Company’s Amendment No. 1 on Form 10-K/A filed with the SEC on February 27, 2020.

Quantification of Potential Payments to HP’s Named Executive Officers in Connection with the Offer

The information set forth in the tables below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about certain compensation for each of HP’s named executive officers

(“NEOs”) that is based on or otherwise relates to the Offer and assumes, among other things, that the Offer is consummated and that the NEOs will incur a severance-qualifying termination of employment immediately following consummation of the Offer.

The amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including assumptions described below, and do not reflect certain compensation actions that may occur before the consummation of the Offer. For purposes of calculating such amounts, we have assumed:

•	March 2, 2020 as the date on which the Offer is consummated, and
•	A termination of each NEO’s employment by HP without cause or by the applicable NEO for good reason (in each case, as defined in the SPEO) immediately following consummation of the Offer.
Name	Cash ($)(1)	Equity ($)(2)	Total ($)
Named Executive Officers
Enrique J. Lores President and Chief Executive Officer	8,035,599	19,068,629	27,104,228
Steven J. Fieler Chief Financial Officer	2,911,969	10,936,051	13,848,020
Kim M. Rivera President, Strategy and Business Management and Chief Legal Officer	3,214,044	11,549,652	14,763,696
Alex Cho President, Personal Systems	2,836,499	10,013,221	12,849,720
Dion J. Weisler(3) Former President and Chief Executive Officer	—	—	—
(1)	The cash amount payable to the NEOs eligible to participate in the SPEO (which includes all NEOs other than Mr. Weisler) consists of the following components, which in each case is payable in a lump sum within 75 days of a qualifying termination:
(a)	A cash severance payment equal to a multiple (two in the case of Mr. Lores and one and one-half (1½) in the case of the other NEOs eligible to participate in the SPEO) of the sum of (i) annual base salary and (ii) the average of the actual annual incentives paid for the three full fiscal years most recently completed as of the NEO’s termination of employment (or, in the case of an NEO who has not received three full fiscal year annual bonuses at his or her current seniority level as of the date of termination, the NEO’s applicable target annual incentive opportunity for the year of termination);
(b)	A prorated annual bonus for the year of termination, determined based on target performance as of the date of termination;
(c)	A lump-sum cash payment equal to the excess of 18 months’ COBRA premiums for continued group medical coverage for the NEO and his or her eligible dependents over the amount payable by an active employee for such coverage; and
(d)	Any accrued but unpaid annual bonus for a completed fiscal year.

All components of the cash severance amount are “double-trigger” (i.e., they are contingent upon a qualifying termination of employment following the consummation of the Offer) and are subject to the NEO’s execution and effectiveness of a release of claims. The estimated amount of each component of the cash payment (assuming no accrued but unpaid annual bonus in respect of a previously completed fiscal year) is set forth in the table below.

Name	Severance Payment ($)	Prorated Bonus ($)	Health Benefit Stipend ($)	Total ($)
Named Executive Officers
Enrique J. Lores	7,200,000	808,767	26,832	8,035,599
Steven J. Fieler	2,565,000	320,137	26,832	2,911,969
Kim M. Rivera	2,898,034	307,500	8,510	3,214,044
Alex Cho	2,497,500	311,712	27,287	2,836,499
Dion J. Weisler(3)	—	—	—	—
(2)	In the case of NEOs eligible to participate in the SPEO (which includes all NEOs other than Mr. Weisler), a qualifying termination within 24 months following the consummation of the Offer would result in vesting of all awards outstanding under HP’s 2004 Plan at such time. For performance-vesting awards, any portion of such awards that is no longer subject to performance criteria as of the date of the qualifying termination would be earned based on actual levels of performance, and any portion of such awards that remains subject to performance criteria as of the date of the qualifying termination would be deemed earned based on target levels of performance. If outstanding equity awards are not assumed or replaced by the surviving company in connection with the consummation of the Offer, the SPEO provides for full vesting of unvested time-based awards and PARSUs (assuming satisfaction of performance goals as described above). Set forth below are the values of each type of unvested HP equity-based award held by the NEOs that would become vested upon a severance-qualifying termination of employment immediately following the consummation of the Offer. Amounts are calculated assuming a price per share of HP Common Stock of $22.24 (the average closing price of shares of HP

Common Stock on the five business days following February 10, 2020, the date Xerox announced the Revised Proposal). For purposes of this table, any portion of a PARSU award that is no longer subject to performance criteria as of March 2, 2020 is calculated based on actual levels of performance, and any portion of such awards that remains subject to performance criteria as of March 2, 2020 is calculated based on target levels of performance.

Name	RSUs ($)	PARSUs ($)
Named Executive Officers
Enrique J. Lores	7,087,474	11,981,155
Steven J. Fieler	4,421,977	6,514,074
Kim M. Rivera	4,140,151	7,409,501
Alex Cho	4,081,546	5,931,675
Dion J. Weisler(3)	—	—
(3)	Mr. Weisler stepped down from his positions as President and Chief Executive Officer of the Company, effective November 1, 2019 at which time Mr. Lores was appointed to the role. Mr. Weisler is no longer eligible to participate in the SPEO.

Regulatory Approvals

U.S. Antitrust Clearance

The Offer is subject to review by the Federal Trade Commission (the “FTC”) and the Department of Justice (the “DOJ,” and collectively with the FTC, the “antitrust agencies”). Under the HSR Act, the Offer may not be completed until certain information has been provided to the antitrust agencies and the applicable HSR Act waiting period has expired or been terminated.

According to the Offer to Exchange, pursuant to the requirements of the HSR Act, Xerox expects to file a Notification and Report Form with respect to the Offer and the Second-Step Merger with the FTC and the DOJ and to request early termination of the HSR Act waiting period. There can be no assurance, however, that the waiting period will be terminated early. The FTC or DOJ may extend the initial waiting period by issuing a Request for Additional Information and Documentary Material (a “Second Request”). In such an event, the statutory waiting period would extend until 30 days after Xerox has substantially complied with the Second Request, unless it is earlier terminated by the applicable antitrust agency.

The antitrust agencies frequently scrutinize the legality under the antitrust laws of transactions such as Xerox’s acquisition of HP Common Stock pursuant to the Offer. At any time before or after the consummation of any such transactions, one of the antitrust agencies could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the exchange of shares pursuant to the Offer or seeking divestiture of the HP Common Stock so acquired or divestiture of certain of Xerox’s or HP’s assets. States and private parties may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer and/or the Second-Step Merger on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See the section of this Statement titled “Item 2. Identity and Background of Filing Person—Exchange Offer” for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

According to the Offer to Exchange, the Offer and/or the Second-Step Merger may also be subject to review by antitrust authorities in jurisdictions outside the United States. Under some of these jurisdictions, the Offer and/or the Second-Step Merger may not be consummated before a notification has been submitted to the relevant antitrust authority and/or certain consents, approvals, permits or authorizations have been obtained and/or the applicable waiting period has expired or has been terminated; in addition, there may be jurisdictions where the submission of a notification is only voluntary but advisable. According to the Offer to Exchange, Xerox intends to make all necessary and advisable (at the sole discretion of Xerox) notifications in these jurisdictions as soon as practicable. The consummation of the Offer and/or of the Second-Step Merger is subject to the condition that the waiting period (or extension thereof) applicable to the Offer and the Second-Step Merger under any applicable antitrust laws and regulations shall have expired or been earlier terminated, and any approvals or clearances determined by Xerox to be required or advisable thereunder shall have been obtained.

Please see Annex A for more information regarding conditions to the Offer.

Delaware Business Combinations Statute

HP is subject to the provisions of Section 203 of the DGCL, which imposes certain restrictions upon business combinations involving HP. The following description is not complete and is qualified in its entirety by reference to the provisions of Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a

Delaware corporation such as HP from engaging in a “business combination” (which is defined to include a variety of transactions, including mergers such as the Second-Step Merger proposed by Xerox) with an “interested stockholder” for a period of three years following the time such person became an interested stockholder unless:

•	prior to such time the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•	at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3 percent of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of Section 203 of the DGCL, the term “interested stockholder” generally means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15 percent or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of 15 percent or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and associates of such person. A Delaware corporation may elect not to be covered by Section 203 of the DGCL in its original certificate of incorporation or through an amendment to its certificate of incorporation or bylaws approved by its stockholders. An amendment electing not to be governed by Section 203 of the DGCL is not effective until 12 months after the adoption of such amendment and does not apply to any business combination between a Delaware corporation and any person who became an interested stockholder of such corporation on or prior to such adoption. In addition, the provisions of Section 203 of the DGCL do not apply to a Delaware corporation if, among other things, (1) such corporation does not have a class of voting stock that is listed on a national securities exchange, or held of record by more than 2,000 stockholders, unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder or (2) certain business combinations are proposed prior to the consummation or abandonment of, and subsequent to the earlier of the public announcement or the notice required under Section 203 of, any one of certain proposed transactions which (i) is with or by a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of the corporation’s board of directors and (ii) is approved or not opposed by a majority of the board of directors then in office who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election to succeed such directors by a majority of such directors.

Neither HP’s Certificate of Incorporation nor the HP Bylaws exclude HP from the coverage of Section 203 of the DGCL. Unless Xerox’s acquisition of 15 percent or more of the HP Common Stock is approved by the HP Board before the Offer closes, Section 203 of the DGCL will prohibit consummation of the Second-Step Merger (or any other business combination with Xerox) for a period of three years following consummation of the Offer unless each such business combination (including the Second-Step Merger) is approved by the HP Board and holders of 66-2/3 percent of the HP Common Stock, excluding Xerox, or unless Xerox acquires at least 85 percent of the voting stock of HP outstanding on the expiration date of the Offer (excluding shares of HP Common Stock owned by certain employee stock plans and persons who are directors and also officers of HP). The provisions of Section 203 of the DGCL would be satisfied if, prior to the consummation of the Offer, the HP Board approves the Offer.

Other State Takeover Laws

A number of states have adopted takeover laws and regulations which purport to varying degrees to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, principal executive offices or principal places of business in such states. If any state takeover statute is found to be applicable to the Offer, Xerox may be unable to accept shares of HP Common Stock tendered pursuant to the Offer or be delayed in continuing or consummating the Offer or the Second-Step Merger.

Appraisal Rights

Holders of shares of HP Common Stock do not have appraisal rights as a result of the Offer. However, if the Second-Step Merger is consummated, holders of shares of HP Common Stock who have not tendered their shares of HP Common Stock in the Offer will have certain rights pursuant to the provisions of Section 262 of the DGCL to dissent from the Second-Step Merger and demand appraisal of their HP Common Stock. Under Section 262, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their HP Common Stock (exclusive of any element of value arising from the accomplishment or expectation of the proposed merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Because appraisal rights are not available in connection with the Offer, no demand for appraisal under Section 262 of the DGCL may be made at this time. Any such judicial determination of the fair value of the HP Common Stock could be based upon factors other than, or in addition to, the price per share to be paid in the proposed merger or the market value of the HP Common Stock. The value so determined could be more or less than the price per share to be paid in the proposed merger.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. BECAUSE OF THE COMPLEXITY OF DELAWARE LAW RELATING TO APPRAISAL RIGHTS, WE ENCOURAGE YOU TO SEEK THE ADVICE OF YOUR OWN LEGAL COUNSEL. THE FOREGOING DISCUSSION IS NOT A COMPLETE STATEMENT OF THE DGCL.

Rights Agreement

The Rights Agreement to which HP is a party was not intended to prevent an acquisition of HP on terms that the HP Board considers favorable to, and in the best interests of, all HP stockholders. Rather, the Rights Agreement aimed to provide HP stockholders with sufficient time and full information when considering any proposal. On February 20, 2020, the Board declared a dividend of one Right for each outstanding share of HP Common Stock. The dividend was payable on March 2, 2020 (the “Record Date”) to the stockholders of record on that date. Following the commencement of the Offer, the HP Board reaffirmed the Rights Agreement and the maintenance of the Rights to contribute to the preservation of the Company’s long-term value for its stockholders, including in light of the commencement of the Offer.

Each holder of HP Common Stock as of the Record Date received a dividend of one Right per share. Each Right allows its holder to purchase from HP one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, for $100 (the “Exercise Price”), once the Rights become exercisable.

The Rights will not be exercisable until 10 days after the public announcement that a person or group has become an “Acquiring Person” (as defined in the Rights Agreement) by obtaining beneficial ownership of 20% or more of the outstanding shares of HP Common Stock.

The date when the Rights become exercisable is referred to in the Rights Agreement as the “Distribution Date.” Until the Distribution Date, notations in HP’s book-entry account system will also evidence the Rights, and any transfer of shares of HP Common Stock will constitute a transfer of Rights. After the Distribution Date, the Rights will separate from the shares of HP Common Stock and be evidenced by book-entry credits or by Rights certificates that HP will mail to all eligible holders of HP Common Stock. Any Rights held by an Acquiring Person are null and void and may not be exercised.

If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for the Exercise Price, purchase shares of HP Common Stock with a market value of $200, based on the market price of HP Common Stock prior to such acquisition. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the outstanding shares of HP Common Stock, the Board may extinguish the Rights by exchanging one share of HP Common Stock or an equivalent security for each Right, other than Rights held by the Acquiring Person. If HP is acquired in a merger or similar transaction after the Distribution Date, all holders of Rights except the Acquiring Person may, for the Exercise Price, purchase shares of the acquiring corporation with a market value of $200 based on the market price of the acquiring corporation’s stock, prior to such transaction.

The Rights will expire on February 20, 2021. The Board may redeem the Rights for $0.01 per Right at any time before any person or group becomes an Acquiring Person. If the Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.01 per Right. The redemption price will be adjusted if HP effects a stock split or stock dividend of HP Common Stock.

The terms of the Rights Agreement may be amended by the HP Board without the consent of the holders of the Rights. After a person or group becomes an Acquiring Person, the Board may not amend the Rights Agreement in a way that adversely affects holders of the Rights. Prior to exercise, the Rights do not give holders any dividend, voting or liquidation rights.

The foregoing description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, a copy of which was previously filed with the SEC as Exhibit 4.1 to HP’s Current Report on Form 8-K filed on February 20, 2020, and is incorporated herein by reference.

Consummation of the Offer is conditioned upon the Board redeeming the Rights, or those Rights being otherwise rendered inapplicable to the Offer and the Second-Step Merger. Please see “Item 2. Identity and Background of Filing Person — Exchange Offer” and Annex A attached hereto for more information regarding conditions to the Offer.

Second-Step Merger

The Second-Step Merger would need to comply with various applicable procedural and substantive requirements of Delaware law. Several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a corporation involved in a merger has a fiduciary duty to the other stockholders that requires the merger to be fair to such other stockholders. Xerox would be a controlling stockholder if the holders of at least a majority of shares of the HP Common Stock accept the Offer and their shares are purchased by Xerox pursuant to the Offer. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there were fair dealings among the parties.

Certain Additional Information: Share Repurchase Plans

On February 24, 2020, HP announced that, as part of its value creation plan, the HP Board authorized a capital return program that will target the return of capital of approximately $16 billion to HP stockholders during fiscal 2020 to fiscal 2022, which represented approximately 50% of HP’s market capitalization as of that date, and HP had also increased its total share repurchase authorization to $15 billion. As a result of the commencement of the Offer, the Company’s outstanding 10b5-1 share repurchase plans terminated in accordance with their terms. Notwithstanding the foregoing, HP expects to achieve the targeted return of capital and that implementation of this capital return program will include the repurchase of at least $8 billion of shares of HP Common Stock over 12 months, commencing following the HP 2020 Annual Meeting.

Cautionary Statement on Forward-Looking Statements

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If the risks or uncertainties ever materialize or the assumptions prove incorrect, the actual results of HP and its consolidated subsidiaries may differ materially from those expressed or implied by such forward-looking statements and assumptions.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any statements about the Offer; any statements of expectation or belief; any statements relating to the plans, strategies and objectives of management or the HP Board of Directors for future operations and activities, including, but not limited to, HP’s sustainability goals, HP’s go-to-market strategy, share repurchases, the execution of restructuring plans and any resulting cost savings, net revenue or profitability improvements; any statements concerning the expected development, performance, market share or competitive performance relating to products or services; any statements regarding current or future macroeconomic trends or events and the impact of those trends and events on HP and its financial performance; and any statements of assumptions underlying any of the foregoing.

Risks, uncertainties and assumptions include factors relating to the Offer, including actions taken by Xerox in connection with the Offer, actions taken by HP or its stockholders in respect of the Offer and the effects of the Offer, the completion or failure to complete the Offer, on HP’s businesses, or other developments involving Xerox; HP’s ability to execute on its strategic plan, including the recently announced initiatives, business model changes and transformation; execution of cost reduction and productivity initiatives; the need to address the many challenges facing HP’s businesses; HP’s ability to complete any contemplated share repurchases, other capital return programs or other strategic transactions; the competitive pressures faced by HP’s businesses; risks associated with executing HP’s strategy, business model changes and transformation; successfully innovating, developing and executing HP’s go-to-market strategy, including online, omnichannel and contractual sales, in an evolving distribution and reseller landscape; successfully competing and maintaining the value proposition of HP’s products, including supplies; the impact of macroeconomic and geopolitical trends and events; the need to manage third-party suppliers, manage HP’s global, multi-tier distribution network, limit potential misuse of pricing programs by HP’s channel partners, adapt to new or changing marketplaces and effectively deliver HP’s services; challenges to HP’s ability to accurately forecast inventories, demand and pricing, which may be due to HP’s multi-tiered channel, sales of HP’s products to unauthorized resellers or unauthorized resale of HP’s products; the protection of HP’s intellectual property assets, including intellectual property licensed from third parties; risks associated with HP’s international operations; the development and transition of new products and services and the enhancement of existing products and services to meet customer needs and respond to emerging technological trends; the execution and performance of contracts by HP and its suppliers, customers, clients and partners; the hiring and retention of key employees; integration and other risks associated with business combination and investment transactions; the results of the restructuring plans, including estimates and assumptions related to the cost (including any possible disruption of HP’s business) and the anticipated benefits of the restructuring plans; disruptions in operations from system security risks, data protection breaches, cyberattacks, extreme weather conditions, medical epidemics or pandemics such as the novel coronavirus, and other natural or manmade disasters or catastrophic events; the impact of changes in tax laws, including uncertainties related to the interpretation and application of the Tax Cuts and Jobs Act of 2017 on HP’s tax obligations and effective tax rate; the resolution of pending investigations, claims and disputes; and other risks that are described in HP’s Annual Report on Form 10-K for the fiscal year ended October 31, 2019, and HP’s other filings with the SEC.

HP assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

Item 9.	Exhibits
Incorporated by Reference to Filings Indicated
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
(a)(1)	Press release issued by HP Inc., dated March 5, 2020					X
(a)(2)	Email to employees, dated March 5, 2020					X
(a)(3)	Letter to stockholders, dated March 5, 2020					X
(a)(4)	Opinion of Goldman, Sachs & Co., LLC dated March 3, 2020 (included as Annex B to this Statement)					X
(a)(5)	Opinion of Guggenheim Securities, LLC, dated March 3, 2020 (included as Annex C to this Statement)					X
(e)(1)	Excerpts from HP Inc.’s Preliminary Proxy Statement on Schedule 14A, dated and filed with the SEC on February 27, 2020					X
(e)(2)	HP Inc. Severance and Long-Term Incentive Change in Control Plan for Executive Officers, as amended and restated effective February 28, 2020					X
(e)(3)	HP Inc.’s 2004 Stock Incentive Plan	S-8	333-114253	4.1	April 7, 2004
(e)(4)	Executive Severance Agreement of HP Inc.	10-Q	001-04423	10(u)(u)	June 13, 2002
(e)(5)	Executive Officers Severance Agreement of HP Inc.	10-Q	001-04423	10(v)(v)	June 13, 2002
(e)(6)	Form letter regarding severance offset for restricted stock and restricted units	8-K	001-04423	10.2	March 22, 2005
(e)(7)	Form of Stock Option Agreement for HP Inc.’s 2004 Stock Incentive Plan	10-Q	001-04423	10(p)(p)	March 10, 2008
(e)(8)	Form of Option Agreement for HP Inc.’s 2000 Stock Plan	10-Q	001-04423	10(t)(t)	June 6, 2008
(e)(9)	Form of Common Stock Payment Agreement for HP Inc.’s 2000 Stock Plan	10-Q	001-04423	10(u)(u)	June 6, 2008
(e)(10)	Form of Stock Notification and Award Agreement for awards of non-qualified stock options	10-K	001-04423	10(y)(y)	December 18, 2008
(e)(11)	Form of Stock Notification and Award Agreement for awards of non-qualified stock options	10-K	001-04423	10(i)(i)(i)	December 15, 2010
(e)(12)	Second Amended and Restated Hewlett-Packard Company 2004 Stock Incentive Plan, as amended effective February 28, 2013	8-K	001-04423	10.2	March 21, 2013
(e)(13)	Form of Stock Notification and Award Agreement for awards of restricted stock units	10-Q	001-04423	10(u)(u)	March 11, 2014
(e)(14)	Form of Stock Notification and Award Agreement for awards of foreign stock appreciation rights	10-Q	001-04423	10(v)(v)	March 11, 2014
(e)(15)	Form of Stock Notification and Award Agreement for long-term cash awards	10-Q	001-04423	10(w)(w)	March 11, 2014
(e)(16)	Form of Stock Notification and Award Agreement for awards of non-qualified stock options	10-Q	001-04423	10(x)(x)	March 11, 2014
(e)(17)	Form of Grant Agreement for grants of performance-adjusted restricted stock units	10-Q	001-04423	10(y)(y)	March 11, 2014
(e)(18)	Form of Stock Notification and Award Agreement for awards of restricted stock	10-Q	001-04423	10(z)(z)	March 11, 2014
(e)(19)	Form of Stock Notification and Award Agreement for awards of performance-contingent non-qualified stock options	10-Q	001-04423	10(a)(a)(a)	March 11, 2014
(e)(20)	Form of Grant Agreement for grants of performance- contingent non-qualified stock options	10-Q	001-04423	10(b)(b)(b)	March 11, 2014
(e)(21)	Form of Grant Agreement for grants of restricted stock units	10-K	001-04423	10(c)(c)(c)	March 11, 2015
(e)(22)	Form of Grant Agreement for grants of foreign stock appreciation rights	10-K	001-04423	10(d)(d)(d)	March 11, 2015
(e)(23)	Form of Grant Agreement for grants of long-term cash awards	10-K	001-04423	10(e)(e)(e)	March 11, 2015
(e)(24)	Form of Grant Agreement for grants of non-qualified stock options	8-K	001-04423	10(f)(f)(f)	March 11, 2015
(e)(25)	Form of Grant Agreement for grants of performance-adjusted restricted stock units	10-Q	001-04423	10(g)(g)(g)	March 11, 2015
(e)(26)	Form of Grant Agreement for grants of restricted stock awards	10-Q	001-04423	10(h)(h)(h)	March 11, 2015
(e)(27)	Form of Grant Agreement for grants of performance- contingent non-qualified stock options	10-Q	001-04423	10(i)(i)(i)	March 11, 2015

Incorporated by Reference to Filings Indicated
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
(e)(28)	Form of Grant Agreement for grants of foreign stock appreciation rights	10-K	001-04423	10(e)(e)(e)	December 16, 2015
(e)(29)	Form of Grant Agreement for grants of performance-contingent non-qualified stock options	10-K	001-04423	10(f)(f)(f)	December 16, 2015
(e)(30)	Form of Grant Agreement for grants of non-qualified stock options	10-K	001-04423	10(g)(g)(g)	December 16, 2015
(e)(31)	HP Inc.’s Severance and Long-Term Incentive Change in Control Plan for Executive Officers, amended and restated effective November 1, 2015	10-Q	001-04423	10(o)(o)	March 3, 2016
(e)(32)	Form of Stock Notification and Award Agreement for awards of performance-contingent non-qualified stock options (launch grant)	10-Q	001-04423	10(p)(p)	March 3, 2016
(e)(33)	Form of Stock Notification and Award Agreement for awards of restricted stock units (launch grant)	10-Q	001-04423	10(q)(q)	March 3, 2016
(e)(34)	Form of Stock Notification and Award Agreement for awards of restricted stock units	10-Q	001-04423	10(r)(r)	March 3, 2016
(e)(35)	Form of Stock Notification and Award Agreement for awards of performance-adjusted restricted stock units	10-Q	001-04423	10(s)(s)	March 3, 2016
(e)(36)	Form of Amendment to Award Agreements for awards of restricted stock units or performance-adjusted restricted stock units, effective January 1, 2016	10-Q	001-04423	10(t)(t)	March 3, 2016
(e)(37)	First Amendment to Severance and Long-Term Incentive Change in Control Plan for Executive Officers, as amended and restated effective November 1, 2015	10-K	001-04423	10(u)(u)	December 15, 2016
(e)(38)	Second Amendment to Severance and Long-Term Incentive Change in Control Plan for Executive Officers, as amended and restated effective November 1, 2015	10-Q	001-04423	10(v)(v)	March 2, 2017
(e)(39)	Second Amended and Restated HP Inc. 2004 Stock Incentive Plan, as amended and restated effective January 23, 2017	10-Q	001-04423	10(y)(y)	March 2, 2017
(e)(40)	Form of Grant Agreement for grants of performance-adjusted restricted stock units (for use from November 1, 2016)	10-Q	001-04423	10(z)(z)	March 2, 2017
(e)(41)	Form of Grant Agreement for grants of restricted stock units (for use from November 1, 2016)	10-Q	001-04423	10(a)(a)(a)	March 2, 2017
(e)(42)	Second Amended and Restated HP Inc. 2004 Stock Incentive Plan (as amended effective January 29, 2018)	10-Q	001-04423	10(b)(b)(b)	March 1, 2018
(e)(43)	Form of Grant Agreement for grants of restricted stock units (for use from November 1, 2017)	10-Q	001-04423	10(c)(c)(c)	March 1, 2018
(e)(44)	Form of Grant Agreement for grants of performance-adjusted restricted stock units (for use from November 1, 2017)	10-Q	001-04423	10(d)(d)(d)	March 1, 2018
(e)(45)	Form of Grant Agreement for grants of restricted stock units for directors (for use from November 1, 2017)	10-Q	001-04423	10(e)(e)(e)	March 1, 2018
(e)(46)	Form of Grant Agreement for grants of stock options for directors (for use from November 1, 2017)	10-Q	001-04423	10(f)(f)(f)	March 1, 2018
(e)(47)	Form of Grant Agreement for grants of restricted stock units (for use from November 1, 2018)	10-K	001-04423	10(g)(g)(g)	December 13, 2018
(e)(48)	Form of Grant Agreement for grants of performance-adjusted restricted stock units (for use from November 1, 2018)	10-K	001-04423	10(h)(h)(h)	December 13, 2018
(e)(49)	Form of Grant Agreement for grants of stock options for directors (for use from November 1, 2018)	10-Q	001-04423	10(j)(j)(j)	March 5, 2019
(e)(50)	Form of Grant Agreement for grants of restricted stock units for directors (for use from November 1, 2018)	10-Q	001-04423	10(k)(k)(k)	March 5, 2019
(e)(51)	Form of Grant Agreement for grants of restricted stock units (for use from July 1, 2019)	10-Q	001-04423	10(l)(l)(l)	August 29, 2019
(e)(52)	Form of Grant Agreement for grants of non-qualified stock options	10-K	001-04423	10(m)(m)(m)	December 12, 2019
(e)(53)	Form of Retention Grant Agreement for grants of nonqualified stock options	10-K	001-04423	10(n)(n)(n)	December 12, 2019

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2020

HP INC.

By:	/s/ Ruairidh Ross
Name:	Ruairidh Ross
Title:	Global Head of Strategic Legal Matters and Assistant Corporate Secretary

Annex A

Conditions to the Offer

Notwithstanding any other provision of the Offer and in addition to (and not in limitation of) Xerox’s right to extend and amend the Offer at any time, in its discretion, Xerox shall not be required to accept for exchange any shares of HP Common Stock tendered pursuant to the Offer, shall not (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) be required to make any exchange for shares of HP Common Stock accepted for exchange and may extend, terminate or amend the Offer, if immediately prior to the expiration of the Offer, in the reasonable judgment of Xerox, any one or more of the following conditions shall not have been satisfied:

•	There shall have been validly tendered and not properly withdrawn prior to the expiration of the Offer, a number of shares of HP Common Stock which, together with any other shares of HP Common Stock that Purchaser then owns or has a right to acquire, is a majority of the total number of outstanding shares of HP Common Stock on a fully diluted basis as of the date that Xerox accepts shares of HP Common Stock for exchange pursuant to the Offer.
•	The impediments to the consummation of the Offer and the Second-Step Merger imposed by the HP Board, or which the HP Board can remove, shall have been rendered inapplicable to the Offer and the Second-Step Merger. The following shall have occurred (in the reasonable judgment of Xerox):
○	the HP Board shall have redeemed the Rights issued pursuant to the Rights Agreement or similar instrument, or those Rights shall have been otherwise rendered inapplicable to the Offer and the Second-Step Merger;
○	the HP Board shall have approved the Offer and the Second-Step Merger under Section 203 of the DGCL, or Section 203 of the DGCL shall otherwise be inapplicable to the Offer and the Second-Step Merger;
○	the HP Board shall have taken steps to ensure that the Second-Step Merger can be completed in the short-form manner permitted by Section 251(h) of the DGCL; and
○	any other impediments to the consummation of the Offer and Second-Step Merger of which Xerox is (on the date of the Offer to Exchange) unaware and which the HP Board can remove shall have been removed or otherwise rendered inapplicable to the Offer and the Second-Step Merger.
•	The shareholders of Xerox shall have approved (i) the issuance of Xerox Common Stock contemplated in connection with the Offer and the Second-Step Merger, in accordance with the rules of the NYSE, on which the Xerox Common Stock is listed and (ii) other matters ancillary to the Offer and the Second-Step Merger. According to the Offer to Exchange, Xerox expects to file a preliminary proxy statement with respect to a special meeting of Xerox shareholders to obtain this approval promptly after the date of the Offer to Exchange, and it is Xerox’s intention to obtain this approval prior to the HP 2020 Annual Meeting.
•	The waiting period applicable to the Offer and the Second-Step Merger under the HSR Act shall have expired or been terminated. In addition, the waiting period (or extension thereof) applicable to the Offer and the Second-Step Merger under any applicable antitrust laws and regulations (other than the HSR Act) shall have expired or been terminated, and any approvals or clearances determined by Xerox to be required or advisable thereunder shall have been obtained on terms satisfactory to Xerox, and any other approval, permit, authorization, extension, action or non-action, waiver or consent of any governmental authority as determined by Xerox to be required or advisable shall have been obtained on terms satisfactory to Xerox.
•	The shares of Xerox Common Stock issuable to HP stockholders in connection with the Offer and the Second-Step Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.
•	The Form S-4 shall have become effective under the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued, and no proceeding for that purpose shall have been initiated or threatened by the SEC.

•	No court or other governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, statute or ordinance, common law, rule, regulation, standard, judgment, order, writ, injunction, decree, arbitration award or agency requirement (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Offer and the Second-Step Merger.
•	There shall not have occurred any circumstance having occurred that has had, or would reasonably be likely to have, an HP Material Adverse Effect.
○	HP Material Adverse Effect means any circumstance that, individually or in the aggregate, (i) has had, or would reasonably be expected to have, a materially adverse effect on the financial condition, business, operations, assets, liabilities or results of operations of HP and its subsidiaries, taken as a whole, or (ii) would, or would reasonably be expected to, materially impair the ability of HP or any of its subsidiaries to consummate the Offer or the Second-Step Merger; provided, however, that solely for purposes of the foregoing clause (i) only, to the extent any circumstance results from the following items, then it will be excluded in determining whether there has been an HP Material Adverse Effect: (A) changes after the date of the Offer to Exchange in GAAP or the official interpretation or enforcement thereof or any other accounting requirements generally applicable to the industry in which HP or any of its subsidiaries operates, (B) changes after the date of the Offer to Exchange generally affecting the financial, securities, debt or financing markets or general economic or political conditions, (C) changes after the date of the Offer to Exchange in laws of general applicability to companies in the industry in which HP or any of its subsidiaries operates, (D) acts or declarations of war or other armed hostilities, sabotage or terrorism, and (E) any failure by HP or any of its subsidiaries to meet any internal or published estimates, budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure described in this clause (E) may be considered in determining whether or not an HP Material Adverse Effect has occurred); provided that, in the case of clauses (A), (B), (C) and (D), any such Circumstances may be taken into account in determining whether or not there has been an HP Material Adverse Effect to the extent any such Circumstance has been, or is reasonably likely to be, disproportionately adverse to such person and its subsidiaries, taken as a whole, as compared to other participants in the industry in which such person and any of its subsidiaries operate.

In addition to the foregoing conditions, none of the following events shall have occurred and be continuing and be of a nature that could reasonably be expected to make it inadvisable for Xerox to complete the Offer or the Second-Step Merger:

•	there shall be threatened, instituted or pending any action, proceeding or application before any court, government or governmental authority or other regulatory or administrative agency or commission, domestic or foreign, (i) which challenges the acquisition by Xerox of HP Common Stock, seeks to restrain, delay or prohibit the consummation of the Offer or the Second-Step Merger or seeks to obtain any material damages or otherwise directly or indirectly relates to the Offer or the Second-Step Merger, (ii) which seeks to prohibit or impose material limitations on Xerox’s acquisition, ownership or operation of all or any portion of Xerox’s or HP’s businesses or assets (including the businesses or assets of their respective affiliates and subsidiaries) or of HP Common Stock (including, without limitation, the right to vote the shares purchased by Xerox or an affiliate thereof, on an equal basis with all other shares of HP Common Stock on all matters presented to the stockholders of HP), or seeks to compel Xerox to dispose of or hold separate all or any portion of its own or HP’s businesses or assets (including the businesses or assets of their respective affiliates and subsidiaries) as a result of the transactions contemplated by the Offer or the Second-Step Merger, (iii) which might adversely affect HP, Xerox, or any of their respective affiliates or subsidiaries or result in a diminution in the value of shares of HP Common Stock or the benefits expected to be derived by Xerox as a result of the transactions contemplated by the Offer and the Second-Step Merger, (iv) which seeks to impose any condition to the Offer or the Second-Step Merger unacceptable to Xerox, except that this condition will not fail to be satisfied as a result of a governmental entity requiring that Xerox (A) divest, license, or hold separate (including by trust or otherwise) any businesses or assets of Xerox, HP or their respective affiliates, or (B) agree to or effect any action that limits any freedom of action with respect to Xerox’s,

HP’s or their respective affiliates’ ability to retain, operate, manage, govern or influence any of their respective businesses or assets, as long as such regulatory requirement would not have a material adverse effect on the financial condition, business, operations, assets, liabilities or results of operations of Xerox, HP and their respective subsidiaries, taken as a whole, or (v) adversely affecting the financing of the Offer;

•	other than the waiting periods under the HSR Act and any other applicable antitrust laws and regulations, any statute, rule, regulation or order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed or become applicable to the Offer, the Second-Step Merger or the transactions contemplated by the Offer or the Second-Step Merger that might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (iv) of the immediately preceding paragraph, except that this condition will not fail to be satisfied as a result of a governmental entity requiring that Xerox agree to or effect any regulatory requirement as long as such requirement would not have a material adverse effect on the financial condition, business, operations, assets, liabilities or results of operations of Xerox, HP and their respective subsidiaries, taken as a whole;
•	there shall have occurred (i) any general suspension of, or limitation on times or prices for, trading in securities on any national securities exchange or in the over-the-counter market, (ii) any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the Nasdaq 100 Index by any amount in excess of 15% measured from the close of business on March 2, 2020, (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iv) the outbreak or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (v) any limitation (whether or not mandatory) by any governmental authority or other regulatory agency on, or any other event which might affect the extension of credit by, banks or other lending institutions or the availability of the financing of the Offer, (vi) a suspension of or limitation (whether or not mandatory) on the currency exchange markets or the imposition of, or material changes in, any currency or exchange control laws in the United States or (vii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;
•	other than the Rights issued pursuant to the Rights Agreement or other similar instrument issued since October 31, 2019, HP or any subsidiary of HP shall have (i) issued, distributed, pledged or sold, or authorized, or proposed the issuance, distribution, pledge or sale of (A) any shares of its capital stock (other than sales or issuances pursuant to the present terms of employee stock awards outstanding on the date of the Offer to Exchange) of any class (including, without limitation, HP Common Stock) or securities convertible into or exchangeable for any such shares of capital stock, or any rights, warrants or options to acquire any such shares or convertible securities or any other securities of HP (other than any employee awards referred to in the financial statements in HP’s 10-K for the fiscal year ended October 31, 2019), (B) any other securities in respect of, in lieu of or in substitution for HP Common Stock or (C) any debt securities or any securities convertible into or exchangeable for debt securities or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities, (ii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding shares of HP Common Stock or other securities, (iii) proposed, recommended, authorized, declared, issued or paid any dividend or distribution on any shares of HP Common Stock or any other security, whether payable in cash, securities or other property, other than HP’s regular quarterly dividend of $0.176 per share of HP Common Stock, (iv) altered or proposed to alter any material term of any outstanding security, (v) incurred, agreed to incur or announced its intention to incur any debt other than in the ordinary course of business and consistent with past practice, (vi) authorized, recommended, proposed or publicly announced its intent to enter into any merger, consolidation, liquidation, dissolution, business combination, acquisition or disposition of assets or securities other than in the ordinary course of business, any material change in its capitalization, any release or relinquishment of any material contractual or other rights or any comparable event, or taken any action to implement any such transaction previously authorized, recommended, proposed or publicly announced or (vii) entered into any other agreement or otherwise effected any other arrangement with any other party or with its officers or other employees of HP, which in any of the cases described in (i) through (vi) above might, individually or in the aggregate, adversely affect HP,

Xerox, or any of their respective affiliates or subsidiaries or result in a diminution in the value of shares of HP Common Stock or the benefits expected to be derived by Xerox as a result of the transactions contemplated by the Offer and the Second-Step Merger;

•	HP or any of its subsidiaries shall have amended or proposed or authorized any amendment to HP’s Amended and Restated Certificate of Incorporation, the HP Bylaws or similar organizational documents, or Xerox shall have learned that HP or any of its subsidiaries shall have proposed, adopted or recommended any such amendment, which has not previously been publicly disclosed by HP and also set forth in filings with the SEC prior to commencement of the Offer, in a manner that, in the reasonable judgment of Xerox, might, directly or indirectly, (i) delay or otherwise restrain, impede or prohibit the Offer or the Second-Step Merger or (ii) prohibit or limit the full rights of ownership of shares of HP Common Stock by Xerox or any of its affiliates, including, without limitation, the right to vote any shares of HP Common Stock acquired by Xerox pursuant to the Offer or otherwise on all matters properly presented to HP stockholders;
•	HP or any of its subsidiaries shall have transferred into trust, escrow or similar arrangement any amounts required to fund any existing benefit, employment or severance agreements with any of its employees or shall have entered into or otherwise effected with its officers or any other employees any additional benefit, employment, severance or similar agreements, arrangements or plans other than in the ordinary course of business or entered into or amended any agreements, arrangements or plans so as to provide for increased benefits to such employee or employees as a result of or in connection with the transactions contemplated by the Offer or the Second-Step Merger;
•	(i) a tender or exchange offer for some or all of the shares of HP Common Stock has been publicly proposed to be made or has been made by another person (including HP or any of its subsidiaries or affiliates, but excluding Xerox or any of its affiliates), or has been publicly disclosed, or Xerox otherwise learns that any person or “group” (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of HP (including HP Common Stock), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of HP (including HP Common Stock) other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the SEC on the date of the Offer to Exchange, (ii) any such person or group which, prior to the date of the Offer to Exchange, had filed such a Schedule 13D or 13G with the SEC has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of HP, through the acquisition of stock, the formation of a group or otherwise, constituting 1% or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of HP constituting 1% or more of any such class or series, (iii) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving HP or (iv) any person has filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire HP or any assets or securities of HP;
•	Xerox becomes aware (i) that any material contractual right of HP or any of its subsidiaries has been or will be impaired or otherwise adversely affected or that any material amount of indebtedness of HP or any of its subsidiaries has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the completion by Xerox or any of its affiliates of the Second-Step Merger or any other business combination involving HP or (ii) of any covenant, term or condition in any instrument or agreement of HP or any of its subsidiaries that, in Xerox’s reasonable judgment, has or may have material adverse significance with respect to either the value of HP or any of its subsidiaries or affiliates or the value of the HP Common Stock to Xerox or any of its affiliates (including, without limitation, any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the shares of HP Common Stock by Xerox or its completion of the Second-Step Merger or any other similar business combination involving HP); or

•	HP or any of its subsidiaries shall have (i) granted to any person proposing a merger or other business combination with or involving HP or any of its subsidiaries or the purchase or exchange of securities or assets of HP or any of its subsidiaries any type of option, warrant or right which, in Xerox’s reasonable judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any shares of HP Common Stock or other securities, assets or business of HP or any of its subsidiaries) or (ii) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination, purchase or exchange.

According to the Offer to Exchange, each of the foregoing conditions is for the sole benefit of Xerox and may be asserted by Xerox regardless of the circumstances (including any action or inaction by Xerox) giving rise to any such conditions or, except as otherwise expressly set forth in the Offer to Exchange to the contrary, may be waived by Xerox in whole or in part at any time and from time to time in Xerox’s sole discretion. The Offer to Exchange further provides that the determination as to whether any condition has occurred shall be in Xerox’s reasonable judgment and that judgment shall be final and binding on all parties, and that the failure by Xerox at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. According to the Offer to Exchange, notwithstanding the fact that Xerox reserves the right to assert the occurrence of a condition following acceptance for exchange but prior to exchange in order to delay issuance of Xerox Common Stock or cancel Xerox’s obligation to pay the consideration payable for properly tendered shares of HP Common Stock, Xerox will either promptly pay that consideration for properly tendered shares of HP Common Stock or promptly return such shares of HP Common Stock.

According to the Offer to Exchange, a public announcement shall be made of a material change in, or waiver of, such conditions, and the Offer may, in certain circumstances, be extended in connection with any such change or waiver. According to the Offer to Exchange, consummation of the Offer is not subject to any financing conditions.

Annex B

PERSONAL AND CONFIDENTIAL

March 3, 2020

Board of Directors
HP Inc.
1501 Page Mill Road
Palo Alto, CA 94304

Ladies and Gentlemen:

You have requested our opinion as to the adequacy from a financial point of view to the holders (other than the Offeror (as defined below) and any of its affiliates) of the outstanding shares of Common Stock, par value $0.01 per share (together with the associated rights to purchase shares of Series A Junior Participating Preferred Stock, the “Shares”), of HP Inc. (the “Company”) of the Consideration (as defined below) proposed to be paid for the Shares pursuant to the Offer (as defined below). The terms of the offer to exchange (the “Offer to Exchange”) and related letter of transmittal (which, together with the Offer to Exchange, constitutes the “Offer”) contained in (i) the Registration Statement on Form S-4 filed by Xerox Holding Corporation (“Parent”), with the Securities and Exchange Commission (the “SEC”) on March 2, 2020 (the “Form S-4”) and (ii) the Tender Offer Statement on Schedule TO filed by Parent and XHC Acquisition Corp., a wholly owned subsidiary of Parent (the “Offeror”), with the Securities and Exchange Commission on March 2, 2020 (the “Schedule TO”; together with the Form S-4, the “Offer Documents”), provide for an offer for all of the Shares pursuant to which, subject to the satisfaction or waiver of certain conditions set forth in the Offer, the Offeror will exchange, for each Share properly tendered and not validly withdrawn, at the election of the holder thereof, one of the following: (x) $18.40 in cash and 0.149 of a share of common stock, par value $1.00 (“Parent Common Stock”), of Parent (the “Standard Election Consideration”), (y) an amount of cash equal to equivalent market value of the Standard Election Consideration (based on the average of the closing prices of Parent Common Stock as quoted on the New York Stock Exchange (the “NYSE”) on each of the five NYSE trading days ending on the 10th business day preceding the Expiration Date (as defined in the Offer Documents) (the “Cash Election Consideration”) or (z) a number of shares of Parent Common Stock having a value equal to the equivalent market value of the Standard Election Consideration (based on the average of the closing prices of Parent Common Stock as quoted on the NYSE on each of the five NYSE trading days ending on the 10th business day preceding the Expiration Date) (the “Stock Election Consideration”) (the Standard Election Consideration, the Cash Consideration and the Stock Election Consideration, collectively, the “Consideration”), in each case of (x), (y) and (z), subject to proration and certain other procedures and limitations described in the Offer, as to which procedures and limitations we are expressing no opinion. We note that the Offer to Exchange provides that the Offeror currently intends, promptly after consummation of the Offer, to cause a merger of the Company with the Offeror (the “Merger” and, together with the Offer, the “Transactions”) in which each remaining Share (other than Shares held by Parent and its subsidiaries and Shares held in treasury by the Company and other than shares held by stockholders of the Company who properly exercise applicable dissenters’ rights under Delaware law), will be cancelled and converted into the right to receive, at the election of the holder, the same Consideration described above, subject to the same proration and certain other procedures and limitations described in the Offer.

Board of Directors
HP Inc.
1501 Page Mill Road
Palo Alto, CA 94304
March 3, 2020

Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parent, any of their respective affiliates and third parties, including Icahn Enterprises G.P. Inc., a significant shareholder of Parent, and its affiliates and funds or other entities they manage and their respective portfolio companies, or any currency or commodity that may be involved in the Transactions. We have acted as financial advisor to the Company in connection with its consideration of the Offer and other matters pursuant to our engagement by the Company. We expect to receive fees for our services in connection with our engagement, including advisory fees that will be payable whether or not the Offer is consummated. The Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as a dealer in the Company’s commercial paper program since February 2011. We also have provided certain financial advisory and/or underwriting services to Parent and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation. We may also in the future provide financial advisory and/or underwriting services to the Company, Parent and their respective affiliates for which our Investment Banking Division may receive compensation. Affiliates of Goldman Sachs & Co. LLC also may have co-invested with affiliates of Parent from time to time and may have invested in limited partnership units of affiliates of Parent from time to time and may do so in the future.

In connection with this opinion, we have reviewed, among other things, the Offer Documents, including the Offer to Exchange and related letter of transmittal contained therein; the Solicitation/Recommendation Statement of the Company to be filed on Schedule 14D-9 with the Securities and Exchange Commission on March 5, 2020, in the form approved by you on the date of this opinion; annual reports to stockholders and Annual Reports on Form 10-K of the Company and Parent for the five fiscal years ended October 31, 2019 and December 31, 2018, respectively; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Parent; certain other communications from the Company and Parent to their respective stockholders; certain publicly available research analyst reports for the Company and Parent; and certain internal financial analyses and forecasts for the Company and certain financial analyses and forecasts for Parent, in each case, as prepared by the management of the Company and approved for our use by the Company (the “Forecasts”), including certain operating synergies projected by the management of the Company to result from the Transaction, as approved for our use by the Company (the “Synergies”). We also have held discussions with members of the senior management of the Company regarding their assessment of the strategic rationale of Parent for, and the potential benefits for Parent of, the Transactions and the past and current business operations, financial condition and future prospects of the Company and Parent; reviewed the reported price and trading activity for the Shares and shares of Parent Common Stock; compared certain financial and stock market information for the Company and Parent with similar information for certain other companies the securities of which are publicly traded; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

Board of Directors
HP Inc.
1501 Page Mill Road
Palo Alto, CA 94304
March 3, 2020

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts, including the Synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company, Parent or any of their respective subsidiaries, and we have not been furnished with any such evaluation or appraisal.

Our opinion does not address the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the adequacy from a financial point of view to the holders (other than the Offeror and its affiliates), as of the date hereof, of the Consideration proposed to be paid to such holders of Shares pursuant to the Offer. We do not express any view on, and our opinion does not address, the fairness, from a financial point of view, of the Consideration or any other term or aspect of the Transactions. We do not express any view on, and our opinion does not address, the adequacy or fairness of the Consideration or any other term or aspect of the Transactions, to, or any consideration received in connection therewith by, the Offeror and any of its affiliates, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the adequacy or fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transactions, whether relative to the Consideration proposed to be paid to the holders of Shares pursuant to the Offer or otherwise. We are not expressing any opinion as to the prices at which Shares or shares of Parent Common Stock will trade at any time or as to the potential effects of volatility in the credit, financial and stock markets on the Company or Parent or the Transactions. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Offer and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration proposed to be paid to the holders (other than the Offeror and any of its affiliates) of Shares pursuant to the Offer is inadequate from a financial point of view to such holders.

Very truly yours,

/s/ GOLDMAN SACHS & CO. LLC
(GOLDMAN SACHS & CO. LLC)

Annex C

Guggenheim Securities, LLC 330 Madison Avenue New York, New York 10017 GuggenheimPartners.com

March 3, 2020

The Board of Directors
HP Inc.
1501 Page Mill Road
Palo Alto, CA 94304

Members of the Board:

As you know, Xerox Holdings Corporation (“Xerox”) and XHC Acquisition Corp. (“Purchaser”), a wholly owned subsidiary of Xerox, commenced an exchange offer on March 2, 2020 (the “Offer”) for any and all of the issued and outstanding shares of common stock (including the associated rights to purchase preferred stock), par value $0.01 per share, of HP (the “HP Shares”) pursuant to which each HP Share would be exchanged, subject to certain cash/stock election procedures available to the holder pursuant to the Offer Documents (as defined below) and certain adjustments, limitations and prorationing mechanisms contemplated thereby, for standard election consideration comprised of $18.40 in cash (without interest) and 0.149 shares of common stock, par value $1.00 per share, of Xerox (such shares, the “Xerox Shares” and such cash-and-stock consideration pursuant to the Offer, the “Offer Consideration”). We understand that, following consummation of the Offer, Purchaser intends to have HP consummate a merger or other business combination with Purchaser (the “Merger” and, viewed together with the Offer as an integrated transaction, the “Proposed Transaction”) and each HP Share (other than HP Shares held by Xerox and its subsidiaries, HP Shares held in treasury by HP and HP Shares as to which HP stockholders have properly exercised their dissenters’ rights under Delaware law) would be converted into the right to receive the Offer Consideration (subject to the aforementioned cash/stock election procedures available to the holder pursuant to the Offer Documents and certain adjustments, limitations and prorationing mechanisms contemplated thereby). The terms and conditions of the Offer and the Merger are more fully set forth in certain filings by Xerox and/or Purchaser with the US Securities and Exchange Commission (the “SEC”), including the Tender Offer Statement on Schedule TO dated March 2, 2020, the Offer to Exchange contained in the Registration Statement on Form S-4 dated March 2, 2020 and various exhibits and ancillary documents filed in connection therewith (collectively, as amended through the date of our opinion, the “Offer Documents”).

You have asked us to render our opinion as to whether the Offer Consideration payable pursuant to the Offer is adequate, from a financial point of view, to the holders of HP Shares (other than HP Shares held by Xerox, Purchaser or their affiliates).

In connection with rendering our opinion, we have:

•	Reviewed the Offer Documents;
•	Reviewed the draft of HP’s Solicitation/Recommendation Statement on Schedule 14D-9 dated March 3, 2020, which HP has informed us is in substantially final form and which HP intends to file in final form with the SEC on or shortly after the date of this opinion;
•	Reviewed certain (i) publicly available business and financial information regarding HP and Xerox and (ii) investor communications by HP and Xerox with respect to HP’s strategic and financial plan for value creation, the Offer and the Proposed Transaction and Xerox’s intention to nominate a slate of directors for election at HP’s 2020 annual stockholders meeting;
•	Reviewed certain Wall Street equity research commentary and views regarding a potential combination of HP and Xerox and the Proposed Transaction;

The Board of Directors
HP Inc.
March 3, 2020

•	Reviewed certain non-public business and financial information regarding HP’s businesses and future prospects (including certain financial projections for HP for the fiscal years ending October 31, 2020 through October 31, 2024 (the “HP Management Plan”) and certain other estimates and other forward-looking information provided by or discussed with HP), all as prepared and approved for our use by HP’s senior management (collectively with the Xerox Street-Derived Financial Forecast and the HP Synergy Estimates (each as defined below), the “HP-Provided Information”);
•	Reviewed an illustrative financial forecast for Xerox for the years ending December 31, 2020 through December 31, 2024 as derived from Wall Street equity research consensus estimates regarding Xerox through December 31, 2021 and as extrapolated by HP’s senior management through December 31, 2024 (the “Xerox Street-Derived Financial Forecast” and, together with the HP Management Plan, the “Financial Projections/Forecasts”), which was discussed with HP’s senior management and which, in the absence of any Xerox-prepared financial projections, HP’s senior management directed us to use for purposes of our opinion;
•	Reviewed certain estimated potential revenue enhancements, cost savings and other combination benefits which could result from a combination of HP and Xerox and estimated costs to achieve the same, including (i) certain synergy estimates as prepared and approved for our use by HP’s senior management (the “HP Synergy Estimates”), (ii) certain synergy estimates as publicly disclosed by Xerox (the “Xerox Synergy Estimates”) and (iii) certain synergy estimates contained in various Wall Street equity research reports (the “Wall Street Synergy Estimates” and, collectively with the HP Synergy Estimates and the Xerox Synergy Estimates, the “Synergy Estimates”);
•	Discussed with HP’s senior management (i) HP’s strategic and financial plan for value creation, (ii) certain aspects of the Offer and the Proposed Transaction, (iii) their strategic and financial perspectives regarding a potential combination of HP and Xerox (including the potential benefits thereof to HP, Xerox and their respective stockholders and the financial condition of Xerox/HP on a pro forma combined basis giving effect to the Proposed Transaction) and (iv) their views regarding (a) HP’s and Xerox’s respective businesses, operations, historical and projected/forecasted financial results, financial condition and future prospects (as reflected in the HP Management Plan and the Xerox Street-Derived Financial Forecast), (b) the Synergy Estimates and (c) the global commercial, competitive and regulatory dynamics in the print and personal systems sectors; and
•	Performed such financial reviews and analyses and made such other inquiries and investigations as we deemed appropriate.

With respect to the information used in arriving at our opinion:

•	Due to the unsolicited nature of the Offer, we have not been provided with access to Xerox’s senior management or any non-public business or financial information regarding Xerox’s businesses and future prospects (including, without limitation, any Xerox-prepared financial projections for itself on a stand-alone basis or for Xerox/HP on a pro forma combined basis giving effect to the Proposed Transaction) and instead have relied solely on publicly available business and financial information regarding Xerox and the Proposed Transaction.
•	We have relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information that has been (i) provided by or discussed with HP (including the HP-Provided Information), (ii) publicly disclosed by Xerox (excluding the Xerox Synergy Estimates) or (iii) obtained from public sources, data suppliers and other third parties (excluding the Wall Street Synergy Estimates).

The Board of Directors
HP Inc.
March 3, 2020

•	We (i) do not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and we have not independently verified, any such information (including, without limitation, the Financial Projections/Forecasts, the Synergy Estimates, any other estimates and any other forward-looking information), (ii) express no view or opinion regarding the reasonableness or achievability of the Financial Projections/Forecasts, the Synergy Estimates, any other estimates and any other forward-looking information or the assumptions upon which they are based and (iii) have relied upon the assurances of HP’s senior management that they are unaware of any facts or circumstances that would make the HP-Provided Information incomplete, inaccurate or misleading.
•	Specifically, with respect to (i) the HP-Provided Information (excluding the Xerox Street-Derived Financial Forecast), we have been advised by HP’s senior management, and we have assumed, that the HP-Provided Information (excluding the Xerox Street-Derived Financial Forecast) utilized in our analyses has been reasonably prepared on bases reflecting the best currently available estimates and judgments of HP’s senior management as to the expected future performance of HP and the expected amounts and realization of the HP Synergy Estimates, (ii) the Xerox Street-Derived Financial Forecast, we have assumed that such forecast represents a reasonable basis upon which to evaluate the business and financial prospects of Xerox and is consistent with the best currently available estimates and judgments of HP’s senior management as to the expected future performance of Xerox on a stand-alone basis and (iii) any other financial projections/forecasts, any other estimates and/or any other forward-looking information (excluding the Xerox Synergy Estimates and the Wall Street Synergy Estimates) obtained by us from public sources, data suppliers and other third parties, we have assumed that such information is reasonable and reliable. Furthermore, we have assumed that the HP-Provided Information has been reviewed by HP’s Board of Directors with the understanding that such information will be used and relied upon by us in connection with rendering our opinion.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of HP, Xerox, Purchaser or any other entity or the solvency or fair value of HP, Xerox, Purchaser or any other entity, nor have we been furnished with any such appraisals. We are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and nothing in our opinion should be construed as constituting advice with respect to such matters; accordingly, we have relied on the assessments of HP’s senior management and HP’s other professional advisors with respect to such matters.

In rendering our opinion, we do not express any view or opinion as to the price or range of prices at which the HP Shares, the Xerox Shares or other securities or financial instruments of or relating to HP or Xerox may trade or otherwise be transferable at any time, including subsequent to the public disclosure of the Proposed Transaction, any response by HP to the Proposed Transaction or the consummation of the Proposed Transaction.

We have been retained by HP as a financial advisor in connection with HP’s review and assessment of potential strategic and/or financial alternatives and, in that connection, have received and expect to receive certain agreed upon fees. In addition, HP has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement.

As previously disclosed, aside from our current engagement by HP, during the past two years we have not been engaged by HP, Xerox or Xerox’s two significant non-institutional stockholders (i.e., Mr. Carl C. Icahn, Icahn Capital LP and his/its affiliates and portfolio companies (collectively, “Icahn”) and Mr. Darwin Deason and his affiliates (collectively, “Deason”)) to provide financial advisory or investment banking services for which we received fees. We may seek to provide HP, Xerox, Icahn and Deason and their respective affiliates with financial advisory and investment banking services unrelated to the Proposed Transaction in the future, for which services Guggenheim Securities would expect to receive compensation.

The Board of Directors
HP Inc.
March 3, 2020

We and our affiliates and related entities engage in a wide range of financial services activities for our and their own accounts and the accounts of customers, including but not limited to: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, we and our affiliates and related entities may (i) provide such financial services to HP, Xerox, Purchaser, Icahn, Deason, other participants in the Proposed Transaction and their respective affiliates, for which services we and our affiliates and related entities may have received, and may in the future receive, compensation and (ii) directly and indirectly hold long and short positions, trade and otherwise conduct such activities in or with respect to loans, debt and equity securities and derivative products of or relating to HP, Xerox, Icahn, Deason, other participants in the Proposed Transaction and their respective affiliates. Furthermore, we and our affiliates and related entities and our or their respective directors, officers, employees, consultants and agents may have investments in HP, Xerox, Icahn, Deason, other participants in the Proposed Transaction and their respective affiliates.

Consistent with applicable legal and regulatory guidelines, Guggenheim Securities has adopted certain policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Guggenheim Securities’ research analysts may hold views, make statements or investment recommendations and publish research reports with respect to HP, Xerox, Icahn, Deason, other participants in the Proposed Transaction and their respective affiliates and the Proposed Transaction that differ from the views of Guggenheim Securities’ investment banking personnel.

Our opinion has been provided to HP’s Board of Directors (in its capacity as such) for its information and assistance in connection with its evaluation of the Offer Consideration. Our opinion may not be disclosed publicly, made available to third parties or reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in HP’s Solicitation/Recommendation Statement on Schedule 14D-9 to be distributed to the holders of HP Shares in connection with the Offer.

Our opinion and any materials provided in connection therewith do not constitute a recommendation to HP’s Board of Directors with respect to the Proposed Transaction, nor does our opinion constitute advice or a recommendation to any holder of HP Shares as to (i) whether to tender any such shares pursuant to the Offer or otherwise how to act in connection with the Proposed Transaction or (ii) what form of Offer Consideration any such holder should elect to receive pursuant to the cash/stock election procedures contemplated by the Offer Documents. Our opinion does not address HP’s underlying business or financial decision to reject, pursue or effect the Proposed Transaction, the relative merits of the Proposed Transaction as compared to any alternative business or financial strategies that might exist for HP, the financing or funding of the Proposed Transaction by Xerox or the effects of any other transaction in which HP might engage. Our opinion (i) addresses only the adequacy, from a financial point of view and as of the date hereof, of the Offer Consideration payable pursuant to the Offer to the holders of HP Shares (other than HP Shares held by Xerox, Purchaser or their affiliates) to the extent expressly specified herein and (ii) does not address or constitute any view or opinion with respect to the fairness, from a financial point of view, of the Offer Consideration to any party. We do not express any view or opinion as to (i) any other term, aspect or implication of (a) the Proposed Transaction (including, without limitation, the form or structure of the Proposed Transaction or the cash/stock election procedures, adjustments, limitations or prorationing mechanisms contemplated by the Offer Documents) or the Offer Documents or (b) any other agreement, transaction document or instrument contemplated by the Offer Documents or to be entered into or amended in connection with the Proposed Transaction or (ii) the adequacy or fairness, financial or otherwise, of the Proposed Transaction to, or of any consideration to be paid to or received by, the holders of any other class of securities, creditors or other constituencies of HP. Furthermore, we do not express any view or opinion as to the adequacy or fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of HP’s directors, officers or employees, or any class of such persons, in connection with the Proposed Transaction relative to the Offer Consideration or otherwise.

The Board of Directors
HP Inc.
March 3, 2020

Our opinion has been authorized for issuance by the Fairness Opinion and Valuation Committee of Guggenheim Securities. Our opinion is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on economic, capital markets and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on facts, circumstances or events occurring after the date hereof.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Consideration payable pursuant to the Offer is inadequate, from a financial point of view, to the holders of HP Shares (other than HP Shares held by Xerox, Purchaser or their affiliates).

Very truly yours,

GUGGENHEIM SECURITIES, LLC

Annex D

Non-GAAP Financial Measures

HP has included non-GAAP financial measures in this solicitation/recommendation statement on Schedule 14D-9 to supplement HP’s consolidated financial statements presented on a GAAP basis. Definitions of these non-GAAP financial measures and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures are included below.

Use and economic substance of non-GAAP financial measures

Non-GAAP operating profit and non-GAAP operating margin is defined to exclude the effects of any amounts relating to restructuring and other charges, acquisition-related charges, amortization of intangible assets. Non-GAAP net earnings and non-GAAP diluted net earnings per share (“EPS”) consists of net earnings or diluted net EPS excluding those same charges, defined benefit plan settlement charges, non-operating retirement related (credits)/charges, tax adjustments and the amount of additional taxes or tax benefits associated with each non-GAAP item. Free cash flow is a non-GAAP measure that is defined as cash flow from operations adjusted for net investment in leases and net investments in property, plant, and equipment. Earnings before interest, taxes, depreciation and amortization (“EBITDA”) is a non-GAAP measure is defined as net earnings before depreciation, Interest and other net, restructuring and other charges, acquisition-related charges, defined benefit plan settlement charges, amortization of intangible assets, non-operating retirement-related (credits)/charges, and provision for (benefit from) taxes. Debt includes notes payable and short term borrowings and long term debt, excluding the impact of unamortized premium/discount on debt issuance, debt issuance costs and unrealized gains/losses on fair value hedges and interest rate swaps.

HP’s management uses these non-GAAP financial measures, other than EBITDA, for purposes of evaluating HP’s historical and prospective financial performance, as well as HP’s performance relative to its competitors. HP’s management also uses these non-GAAP measures to further its own understanding of HP’s segment operating performance. HP believes that excluding the items mentioned above for these non-GAAP financial measures allows HP’s management to better understand HP’s consolidated financial performance in relation to the operating results of HP’s segments, as HP’s management does not believe that the excluded items are reflective of ongoing operating results. More specifically, HP’s management excludes each of those items mentioned above for the following reasons:

•	Restructuring and other charges are (i) costs associated with a formal restructuring plan and are primarily related to employee termination and early retirement costs and related benefits, costs of real estate consolidation and other non-labor charges; and (ii) other charges, which include non-recurring costs that are distinct from ongoing operational costs. HP excludes these restructuring and other charges (and any reversals of charges recorded in prior periods) for purposes of calculating these non-GAAP measures because HP believes that these costs do not reflect expected future operating expenses and do not contribute to a meaningful evaluation of HP’s current operating performance or comparisons to HP’s operating performance in other periods.
•	HP incurs cost related to its acquisitions, which it would not have otherwise incurred as part of its operations. The charges are direct expenses such as third-party professional and legal fees, and integration-related costs, as well as non-cash adjustments to the fair value of certain acquired assets such as inventory. These charges related to acquisitions are inconsistent in amount and frequency and are significantly impacted by the timing and nature of HP’s acquisitions. HP believes that eliminating such expenses for purposes of calculating these non-GAAP measures facilitates a more meaningful evaluation of HP’s current operating performance and comparisons to HP’s past operating performance in other periods.
•	HP incurs charges relating to the amortization of intangible assets. Those charges are included in HP’s GAAP earnings, operating margin, net earnings and diluted net EPS. Such charges are significantly impacted by the timing and magnitude of HP’s acquisitions and any related impairment charges. Consequently, HP excludes these charges for purposes of calculating these non-GAAP measures to facilitate a more meaningful evaluation of HP’s current operating performance and comparisons to HP’s operating performance in other periods.

D-1

•	Non-operating retirement-related (credits)/charges includes certain market-related factors such as interest cost, expected return on plan assets, amortized actuarial gains or losses, and impacts from other market-related factors associated with HP’s defined benefit pension and post-retirement benefit plans. The market-driven retirement-related adjustments are primarily due to the changes in pension plan assets and liabilities which are tied to financial market performance and HP considers these adjustments to be outside the operational performance of the business. Non-operating retirement-related (credits)/charges also include certain plan curtailments, settlements and special termination benefits related to HP’s defined benefit pension and post-retirement benefit plans. HP believes that eliminating such adjustments for purposes of calculating non-GAAP measures facilitates a more meaningful evaluation of HP’s current operating performance and comparisons to HP’s operating performance in other periods.
•	HP incurred defined benefit plan settlement charges relating to the U.S. HP pension plan. The charges are associated with the net settlement and remeasurement resulting from voluntary lump sum payments offered to certain terminated vested participants. HP excludes these charges for the purposes of calculating these non-GAAP measures to facilitate a more meaningful evaluation of HP’s current operating performance and comparisons to HP’s operating performance in other periods.
•	Tax adjustments include U.S. tax reform adjustment and net tax indemnification amounts.
○	HP recorded U.S. tax reform adjustments as one-time charges relating to the enactment of the Tax Cuts and Jobs Act of 2017 and has completed the accounting for the tax effects of the Tax Cuts and Jobs Act within the one year measurement period. Additional guidance is periodically issued by regulators and new positions taken or elections made by HP impact the income tax expense and effective tax rate in the period in which the adjustments are made.
○	HP also recorded other tax adjustment including tax benefits and expenses related to the realizability of certain deferred tax assets, various tax rate and regulatory changes and tax settlements across various jurisdictions.

HP excludes these adjustments for the purposes of calculating these non-GAAP measures to facilitate a more meaningful evaluation of HP’s current operating performance and comparisons to HP’s operating performance in other periods.

Material limitations associated with use of non-GAAP financial measures

These non-GAAP financial measures may have limitations as analytical tools, and these measures should not be considered in isolation or as a substitute for analysis of HP’s results as reported under GAAP. Some of the limitations in relying on these non-GAAP financial measures are:

•	Items such as amortization of intangible assets, though not directly affecting HP’s cash position, represent the loss in value of intangible assets over time. The expense associated with this change in value is not included in non-GAAP operating margin, non-GAAP net earnings and non-GAAP diluted net EPS, and therefore does not reflect the full economic effect of the change in value of those intangible assets.
•	Items such as restructuring and other charges, acquisition-related charges, non-operating retirement-related (credits)/charges, defined benefit plan settlement charges, and tax adjustments that are excluded from non-GAAP operating margin, non-GAAP net earnings and non-GAAP diluted net EPS can have a material impact on the equivalent GAAP earnings measure and cash flows.

Other companies may calculate the non-GAAP financial measures differently than HP, limiting the usefulness of those measures for comparative purposes.

HP compensates for the limitations on its use of these non-GAAP financial measures by relying primarily on our GAAP financial measures and using non-GAAP financial measures only supplementally. HP also provides robust and detailed reconciliations of each non-GAAP financial measure to the most directly comparable GAAP measure (except for non-GAAP measures relating to fiscal years 2021 and beyond), and HP encourages investors to review those reconciliations carefully.

D-2

HP believes that providing these non-GAAP financial measures in addition to the related GAAP financial measures provides investors with greater transparency to the information used by HP’s management in its financial and operational decision-making and allows investors to see HP’s results “through the eyes” of management. HP further believes that providing this information better enables HP’s investors to understand HP’s operating performance and financial condition and to evaluate the efficacy of the methodology and information used by HP’s management to evaluate and measure such performance and financial condition. Disclosure of these non-GAAP financial measures also facilitates comparisons of HP’s operating performance with the performance of other companies in HP’s industry that supplement their GAAP results with non-GAAP financial measures that may be calculated in a similar manner.

For fiscal 2020, on February 24, 2020 HP updated its estimate of GAAP diluted net EPS to be in the range of $2.03 to $2.13 and non-GAAP diluted net EPS to be in the range of $2.33 to $2.43. Fiscal 2020 non-GAAP diluted net EPS estimates exclude $0.30 per diluted share, primarily related to restructuring and other charges, acquisition-related charges, defined benefit plan settlement charges, amortization of intangible assets, non-operating retirement-related (credits)/charges, tax adjustments and the related tax impact on these items.

Forward looking non-GAAP measures relating to fiscal years 2021 and beyond are based on internal forecasts and represent management’s best judgment. Reconciliation of such measures to the most directly comparable GAAP financial measures cannot be furnished without unreasonable efforts due to inherent difficulty in forecasting the amount and timing of certain adjustments that are necessary for such reconciliations and which may significantly impact our GAAP results. In particular, sufficient information is not available to calculate certain adjustments that are required to prepare a forward-looking statement of operating profit and operating margin in accordance with GAAP, including but not limited to, Other charges. Sufficient information is not available to calculate certain adjustments that are required to prepare a forward-looking statement of net earnings (loss), diluted net EPS and cash flow from operations in accordance with GAAP, including but not limited to, Other charges, Interest and other, net and Provision for (benefit from) taxes. HP also believes that such reconciliations would also imply a degree of precision that would be confusing or inappropriate for these forward-looking measures, which are inherently uncertain.

D-3